UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1. Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the year ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 12, 2024

Natura &CO Holding S.A. Individual and Consolidated Financial Statements For the year ended December 31, 2023 Independent Auditors’ Report

www.pwc.com.br

Natura &Co Holding S.A. Parent company and consolidated financial statements at December 31, 2023 and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Natura &Co Holding S.A. (the "Company"), which comprise the statement of financial position as at December 31, 2023 and the statements of profit or loss, comprehensive income, changes in shareholder’s equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Natura &Co Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated statement of financial position as at December 31, 2023 and the consolidated statements of profit or loss, comprehensive income, changes in shareholder’s equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at December 31, 2023, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: +55 (11) 3674-2000, F: +55 (11) 3674-2000, www.pwc.com.br

Natura &Co Holding S.A.

Key audit matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Impairment test of indefinite useful lives intangible assets of the group of cash-generating units Avon International

As described in Notes 17 (a) to the parent and consolidated financial statements as of December 31, 2023, the balance of intangible assets with indefinite useful lives, including goodwill from business combinations, relating to the group of cash-generating units (“CGUs”) Avon International, totaled R$ 4,128 million. As of December 31, 2023, the Company’s market capitalization was lower than the carrying amount of its net assets. Also, as described in Note 25.1, the referred group of CGUs Avon International has presented recurring losses in recent years.

For the purposes of the annual impairment test, the Company’s management determined the recoverable amount of the group of CGUs Avon International, calculated based on its value in use, considering discounted cash flows. As a result of the annual test performed in 2023, the Company recognized an impairment loss of the goodwill balance allocated to the group of CGUs Avon International, in the amount of R$ 664 million. The cash flows projections prepared by the Company to determine the recoverable amount of the aforementioned group of CGUs include data and assumptions that involve significant judgments made by management, such as: revenue growth rates, discount rate, operating margin, and perpetuity growth rate.

This matter was still considered to be one of the key audit matters, considering the relevance of the balance of goodwill and intangible assets with indefinite useful lives of the group of CGUs Avon International, as well as the fact that changes in the main assumptions used can materially impact estimates of projected cash flows and measurement of the recoverable amount of goodwill and intangible assets with indefinite useful lives and, consequently, the financial statements.

Our audit procedures included, among others, the evaluation and testing of relevant internal controls related to the measurement of the recoverable amount of the group of CGUs Avon International.

With the support of our valuations experts, we analyzed the reasonableness of the calculation models used by management to prepare the projections, in addition to the main assumptions used, such as revenue growth rates, discount rate, operating margin, and perpetuity growth rate, comparing them, when available, to market data.

We tested the logical and arithmetic consistencies of the models prepared by the Company and compared the main assumptions with the approved projections which were complemented by the Company’s management for a discretionary period of 10 years, used in the cash flow estimates to determine the recoverable amount of the group of CGUs Avon International.

Finally, we read the information presented in the footnote’s disclosures.

Based on the audit procedures performed, we consider that the criteria and assumptions adopted by the Company’s management in determining the recoverable amount of intangible assets with indefinite useful lives of the aforementioned group of CGUs Avon International, for impairment test purposes, are consistent with data and information obtained.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of deferred income tax assets of the subsidiary Avon Cosmetics Manufacturing S. de R.L. de C.V.

As disclosed in Note 11.1, the subsidiary Avon Cosmetics Manufacturing S. de R.L. de C.V. (“Avon Mexico”) presents, as of December 31, 2023, balance of deferred income tax assets arising from temporary differences and tax losses in the total amount of R$ 376 million.

Projections of future taxable income prepared by the Company’s management include data, assumptions and tax planning opportunities involving significant judgments.

Thus, the realization of deferred tax assets may occur differently from  management’s estimates. For this reason, we still consider this matter significant for our audit.

Our audit procedures included, among others, updating the understanding and assessing the relevant internal controls related to the process of assessing the realization of the deferred income tax asset of the subsidiary Avon Cosmetics Manufacturing S. de R.L. de C.V.

We tested the logical and arithmetic consistencies of the of the projections of future taxable income, prepared based on approved cash flow projections, as well as evaluated the reasonableness of the main assumptions used to support the projections of future taxable income generation.

In respect to the effects of tax planning opportunities, we read the formal approvals documents of the plannings and involved tax experts in the evaluation of the legal and tax aspects. We also evaluated the adequacy of the disclosures made by the Company in the consolidated financial statements.

Our audit procedures provide evidence that judgments and assumptions used by management, and the disclosures in the notes to the financials statement are consistent with the data and information obtained.

Other matters

Statements of Value Added

The parent company and consolidated statements of value added for the year ended December 31, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS Accounting Standards purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added ". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 11, 2024

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Accountant CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		12/2023	12/2022	12/2023	12/2022	LIABILITIES AND SHAREHOLDERS' EQUITY		12/2023	12/2022	12/2023	12/2022

CURRENT						CURRENT
Cash and cash equivalents	6	1,079	5,566	3,750,944	4,195,713	Borrowings, financing and debentures	19	-	-	163,844	331,151
Short-term investments	7	1,579,899	24,264	4,024,056	1,800,439	Lease	18	341	193	298,600	878,448
Trade accounts receivable	8	2,562	-	3,524,395	3,502,399	Trade accounts payable and reverse factoring operations	20	31,033	6,451	5,302,478	6,375,930
Accounts receivable - sale of subsidiary	1.2	-	-	22,915	-	Trade accounts payable - Related parties	32	333,116	64,576	-	-
Trade accounts receivable - Related parties	32	150,815	66,329	-	-	Dividends and interest on shareholders' equity payable	24	294,231	260	294,231	260
Inventories	9	-	-	3,087,395	4,516,874	Payroll, profit sharing and social charges		19,881	51,485	1,019,688	1,276,977
Recoverable taxes	10		38,902	608,530	911,410	Tax liabilities	21	83,762	12,191	634,760	828,125
Income tax and social contribution		-	-	175,563	196,143	Income tax and social contribution		-	-	908,442	70,294
Derivative financial instruments	5	-	-	188,997	235,114	Derivative financial instruments	5	-	-	329,676	1,613,968
Other current assets	14	15,545	13,562	604,427	763,384	Provision for tax, civil and labor risks	22	-	-	491,301	463,655
		1,802,267	148,623	15,987,222	16,121,476	Other current liabilities	23	31,984	23,113	970,479	1,499,060

Assets held for sale	13	-	-	-	51
Total current assets		1,802,267	148,623	15,987,222	16,121,527	Total current liabilities		794,348	158,269	10,413,499	13,337,868

NON-CURRENT						NON-CURRENT
Accounts receivable - sale of subsidiary	1.2	-	-	806,582	-	Borrowings, financing and debentures	19	-	-	5,947,858	13,261,135
Recoverable taxes	10	-	-	1,112,407	1,356,868	Lease	18	483	352	851,840	2,392,289
Deferred income tax and social contribution	11	47,948	150,167	2,200,695	3,519,515	Payroll, profit sharing and social charges		4,230	6,029	16,069	26,152
Judicial deposits	12	-	-	408,030	457,550	Tax liabilities	21	-	-	127,194	117,358
Derivative financial instruments	5	-	-	89,453	773,251	Deferred income tax and social contribution	11	-	-	328,090	934,414
Long-term investments	7	-	-	36,698	35,235	Income tax and social contribution		-	-	380,176	448,532
Other non-current assets	14	-	-	1,027,679	1,252,437	Derivative financial instruments	5	-	-	-	191,274
		47,948	150,167	5,681,544	7,394,856	Provision for tax, civil and labor risks	22	1,097	1,051	875,291	873,618
						Other non-current liabilities	23	4,077	17,750	686,533	751,566
						Total non-current liabilities		9,887	25,182	9,213,051	18,996,338

Investments	15	22,056,486	22,215,420	-	-	TOTAL LIABILITIES		804,235	183,451	19,626,550	32,334,206
Property, plant and equipment	16	-	-	3,457,574	4,966,150
Intangible	17	-	1,445	16,569,866	23,260,970	SHAREHOLDERS' EQUITY	24	-	-	-	-
Right of use	18	773	530	1,050,809	2,941,887	Capital stock		12,484,515	12,484,424	12,484,515	12,484,424
						Treasury shares		(164,236)	(262,360)	(164,236)	(262,360)
Total non-current assets		22,105,207	22,367,562	26,759,793	38,563,863	Capital reserves		10,466,501	10,540,885	10,466,501	10,540,885
						Accumulated losses		780,308	-	780,308	-
						Other comprehensive income		-	(1,994,555)	-	(1,994,555)
						Shareholders' equity attributed to the Company's shareholders		(463,849)	1,564,340	(463,849)	1,564,340
								23,103,239	22,332,734	23,103,239	22,332,734

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	17,226	18,450
								23,103,239	22,332,734	23,120,465	22,351,184

TOTAL ASSETS		23,907,474	22,516,185	42,747,015	54,685,390	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,907,474	22,516,185	42,747,015	54,685,390

*The accompanying notes are an integral part of the Financial Statements.
1

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Consolidated
		2023	2022	2023	2022

NET REVENUE	26	-	-	26,737,277	29,223,656
Cost of Sales	27	-	-	(9,675,435)	(11,770,762)

GROSS PROFIT		-	-	17,061,842	17,452,894

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	(11,015,940)	(11,558,866)
Administrative, R&D, IT and project expenses	27	(188,615)	(383,514)	(4,225,027)	(5,023,626)
Impairment loss on trade receivables	8	-	-	(605,874)	(604,847)
Share of profits (losses) from subsidiaries	15	3,399,519	(2,560,587)	-	-
Other operating income (expenses), net	30	(2,795)	-	(1,369,849)	(649,192)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		3,208,109	(2,944,101)	(154,848)	(383,637)

Financial result	29	(73,119)	5,594	(2,513,499)	(1,784,981)

PROFIT (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		3,134,990	(2,938,507)	(2,668,347)	(2,168,618)
Income tax and social contribution	11	(152,897)	78,878	86,400	(92,353)

PROFIT (LOSS) FOR THE PERIODS FROM CONTINUING OPERATIONS		2,982,093	(2,859,629)	(2,581,947)	(2,260,971)

DISCONTINUED OPERATIONS
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	36	(8,362)	-	5,556,457	(597,655)

NET INCOME (LOSS) FOR THE YEAR		2,973,731	(2,859,629)	2,974,510	(2,858,626)

ATTRIBUTABLE TO
The Company´s shareholders		2,973,731	(2,859,629)	2,973,731	(2,859,629)
Non-controlling shareholders		-	-	779	1,003

NET INCOME (LOSS) PER SHARE FOR THE YEAR -R$
Basic	31	2.1582	(2.0843)	2.1582	(2.0843)
Diluted	31	2.1482	(2.0843)	2.1482	(2.0843)

*The accompanying notes are an integral part of the Financial Statements.

2

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2023	2022	2023	2022

PROFIT (LOSS) FOR THE PERIOD		2,973,731	(2,859,629)	2,974,510	(2,858,626)
Other comprehensive income (loss) to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	(2,736,293)	(2,958,434)	(2,738,295)	(2,962,142)
Exchange rate effect on the conversion from hyperinflationary economy	15	227,027	24,956	227,027	24,956
Earnings (losses) from cash flow hedge operations	5.3	-	89	746,648	(790,479)
Tax effects on earnings (losses) from cash flow hedge operations	11	-	-	(251,950)	270,035
Equity in earnings (losses) from cash flow hedge operation	5.3	746,648	(790,568)	-	-
Equity in tax effects on earnings (losses) from cash flow hedge operations	11	(251,950)	270,035	-	-

Other comprehensive income (loss) not reclassified for the income (loss) of the periods in subsequent periods:
Actuarial earnings (losses)		-	-	(23,204)	21,764
Tax effects on earnings (losses) from actuarial		-	-	9,583	(61,965)
Equity on actuarial earnings (losses)		(23,204)	21,764	-	-
Equity on tax effects on actuarial earnings (losses)		9,583	(61,965)	-	-

Comprehensive income (loss) for the periods, net of tax effects		945,542	(6,353,752)	944,319	(6,356,457)

ATTRIBUTABLE TO
The Company´s shareholders		945,542	(6,353,752)	945,542	(6,353,752)
Noncontrolling shareholders		-	-	(1,223)	(2,705)
		945,542	(6,353,752)	944,319	(6,356,457)

*The accompanying notes are an integral part of the Financial Statements.
3

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

										Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Income (loss) from transactions with non-controlling shareholders	Legal profit reserve	Retained earnings (losses)	Other comprehensive income (loss)	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
												Non-Controlling Shareholders
								Retained earnings

BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	871,223	-	4,865,202	28,545,570	21,155	28,566,725

Loss for the year		-	-	-	-	-	-	-	(2,859,629)	-	(2,859,629)	1,003	(2,858,626)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	24,956	24,956	-	24,956
Other comprehensive income		-	-	-	-	-	-	-	-	(3,519,079)	(3,519,079)	(3,708)	(3,522,787)
Total comprehensive income for the periods		-	-	-	-	-	-	-	(2,859,629)	(3,494,123)	(6,353,752)	(2,705)	(6,356,457)
Share repurchase		-	(120,300)	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:		-	-	-	-	-	-	-	-	-	-	-	-
Provision for stock and restricted shares option plans	24	-	-	-	-	255,756	-	-	-	-	255,756	-	255,756
Exercise of stock and restricted shares option plans	24	2,741	9,282	-	-	(8,708)	-	2,145	-	-	5,460	-	5,460
Reclassification of hyperinflationary economy adjustment effect		-	-	(126,473)	-	(58,494)	-	(8,294)	-	193,261	-	-	-
Loss absorption		-	-	-	-	-	-	(865,074)	865,074	-	-	-	-

BALANCES AS OF DECEMBER 31, 2022		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184

BALANCES AS OF DECEMBER 31, 2022		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184

Net income for the year		-	-	-	-	-	-	-	2,973,731	-	2,973,731	779	2,974,510
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	227,027	227,027	-	227,027
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	(2,255,216)	(2,255,216)	(2,003)	(2,257,219)
Total comprehensive income (loss) for the periods		-	-	-	-	-	-	-	2,973,731	(2,028,189)	945,542	(1,224)	944,318
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	122,589	-	-	-	-	122,589	-	122,589
Exercise of stock and restricted shares option plans	24	91	98,124	-	-	(196,973)	-	95,118	-	-	(3,640)	-	(3,640)
Dividends		-	-	-	-	-	-	-	(293,986)	-	(293,986)	-	(293,986)
Legal profit reserve		-	-	-	-	-	-	685,190	(685,190)	-	-	-	-
Reclassification of hyperinflationary economy adjustment effect		-	-	-	-	-	-	-	-	-	-	-	-

BALANCES AS OF DECEMBER 31, 2023		12,484,515	(164,236)	9,894,936	362,059	301,572	(92,066)	780,308	-	(463,849)	23,103,239	17,226	23,120,465
*The accompanying notes are an integral part of the Financial Statements.
4

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2023	2022	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES
Profit (loss) for the periods		2,973,731	(2,859,629)	2,974,510	(2,858,626)
Adjustments to reconciliate profit (loss) for the periods with net cash genereted by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	1,770	1,817	1,587,995	1,596,317
Interest and exchange variation on short-term investments	29	(4,352)	(16,742)	(977,203)	(537,289)
Loss from swap and forward derivative contracts	5	-	5,266	1,791,905	992,813
Increse (reversion) of provision for tax, civil and labor risks	22	-	992	71,166	28,844
Monetary adjustment of judicial deposits	12	-	-	(28,460)	(35,508)
Monetary adjustment of provision for tax, civil and labor risks	22	46	59	73,011	79,280
Income tax and social contribution		152,897	(78,878)	(86,400)	119,568
Income from sale and write-off of property, plant and equipment and intagible	13, 16 and 17	-	-	174,227	55,701
Share of profits (losses) from subsidiaries	15	(3,399,519)	2,560,587	-	-
Interest and exchange rate variation on leases	18	113	37	187,410	115,938
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	-	517,531	348,742
Adjustment and exchange rate variation on other assets and liabilities		708	(224)	2,777	2,757
Provision (reversal) for losses on property, plant and equipment, intangible assets and leases		-	-	22,040	34,198
Impairment of goodwill	30	-	-	663,892	282,921
Increase (reversion) of provision for stock option plans		28,417	258,475	118,858	258,475
Trade accounts receivables losses, net of reversals	8	-	-	605,874	605,995
Inventory losses, net of reversals	9	-	-	422,498	305,705
Reversion of carbon credits provision		-	-	(12,459)	(17,948)
Effect from hyperinflationary economy		-	-	117,553	349,859
Gain on Borrowing and financing prepayment		-	-	(206,228)	12,510
		(246,189)	(128,240)	8,020,497	1,740,252

DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties receivable		(6,186)	(29,277)	(1,137,677)	(686,691)
Inventories		-	-	(140,418)	485,787
Recoverable taxes		-	17,454	490,981	106,221
Other assets		(168,324)	(11,867)	(406,665)	197,023
Subtotal		(174,510)	(23,690)	(1,193,779)	102,340

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties payable		293,073	5,206	(110,615)	39,730
Payroll, profit sharing and social charges, net		(33,403)	20,539	41,524	(19,783)
Tax liabilities		71,571	11,537	(8,843)	46,730
Other liabilities		(4,859)	(77,498)	(5,488)	(370,854)
Subtotal		326,382	(40,216)	(83,422)	(304,176)

CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(94,317)	(192,146)	6,743,296	1,538,416

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(297)	(4,027)	(381,489)	(434,688)
Release of judicial deposits net of withdrawals	12 and 22	-	13	21,734	40,054
Payments related to tax, civil and labor lawsuits	12 e 22	-	-	(59,875)	(125,569)
Payments due to settlement of derivative transactions		-	(934)	(1,487,092)	(594,225)
Payment of interest on lease	18	(113)	(37)	(124,516)	(148,342)
Payment of interest on borrowings, financing and debentures	19	-	-	(1,067,731)	(789,592)
Operating Activities - discontinued operations		-	-	(5,992,000)	1,185,485
CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(94,727)	(197,131)	(2,347,673)	671,539

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		-	(2,030)	(947,106)	(765,867)
Proceeds from sale of property, plant and equipment and intangible		-	-	524,381	14,794
Short-term acquisition		(1,631,950)	(176,900)	(18,867,618)	(12,763,990)
Redemption of short-term investments		77,905	374,177	16,744,695	12,927,831
Redemption of interest on short-term investments		2,762	23,895	211,979	152,398
Capital increase in subsidiaries		(308,377)	-	-	-
Receipt of dividends from subsidiaries	32	1,950,098	281,754	-	-
Investing activities - discontinued operations		-	-	12,287,226	(336,953)
CASH (USED IN) GENERATED BY INVESTING ACTIVITIES		90,438	500,896	9,953,557	(771,787)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(289)	(85)	(303,313)	(277,086)
Repayment of borrowings, financing and debentures – principal	19	-	-	(8,057,650)	(6,379,559)
New borrowings, financing, and debentures	19	-	-	1,494,101	8,557,507
Acquisition of treasury shares, net of receipt of option strike price		-	(120,300)	-	(120,300)
Payment of dividends and interest on equity		-	(180,512)	-	(180,512)
Receipt (payment) of funds due to settlement of derivative transactions		-	(4,332)	(310,870)	118,707
Capital Increase		91	2,741	91	2,741
Financing activities - discontinued operations		-	-	(584,118)	(1,123,031)
CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(198)	(302,488)	(7,761,759)	598,467

Effect of exchange rate variation on cash and cash equivalents		-	-	(288,894)	(309,763)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,487)	1,277	(444,769)	188,456

Opening balance of cash and cash equivalents		5,566	4,289	4,195,713	4,007,257
Closing balance of cash and cash equivalents		1,079	5,566	3,750,944	4,195,713

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,487)	1,277	(444,769)	188,456

*The accompanying notes are an integral part of the Financial Statements.
5

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2023	2022	2023	2022

INCOME		(2,795)	-	32,811,076	37,260,365
Sale of goods, products and services		-	-	34,264,264	37,319,680
Provision for doubtful accounts, net of reversals	8	-	-	(605,874)	21,683
Other operating expenses, net		(2,795)	-	(847,314)	(80,998)

GOODS ACQUIRED FROM THIRD PARTIES		(133,792)	(288,181)	(22,165,504)	(25,870,749)
Cost of products sold and services rendered		-	-	(12,215,611)	(13,606,589)
Materials, electricity, outsourced services and other		(133,792)	(288,181)	(9,263,961)	(12,264,160)
Goodwill Impairment and provision for losses on fixed assets. intangible assets and leases		-	-	(685,932)	-

GROSS VALUE ADDED		(136,587)	(288,181)	10,645,572	11,389,616
		-	-	-	-
RETENTIONS		(1,770)	(1,817)	(1,587,856)	(1,594,874)
Depreciation and amortization	16, 17 e 18	(1,770)	(1,817)	(1,587,856)	(1,594,874)

VALUE ADDED PRODUCED BY THE COMPANY		(138,357)	(289,998)	9,057,716	9,794,742

TRANSFERRED VALUE ADDED		3,417,326	(2,522,975)	11,036,724	5,128,588
Equity in subsidiaries	15	3,399,519	(2,560,587)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	17,807	37,612	11,036,724	5,128,588

TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		3,278,969	(2,812,973)	20,094,440	14,923,330
TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(8,362)	-	5,556,457	(597,655)
'TOTAL VALUE ADDED TO DISTRIBUTE		3,270,607	(2,812,973)	25,650,897	14,325,675

TOTAL DISTRIBUTION OF VALUE ADDED		3,270,607	(2,812,973)	25,650,897	14,325,675
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		3,270,607	-	25,650,897	14,325,675
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		3,270,607	(2,812,973)	25,650,897	14,325,675
Payroll and social charges	28	44,381	93,516	4,833,357	5,322,732
Payroll and social charges		41,752	80,969	3,680,361	3,848,557
Benefits		1,667	11,139	679,614	885,637
FGTS		962	1,408	473,382	588,538
Taxes, fees and contributions		161,569	(78,878)	4,104,036	4,905,676
Federal		161,569	(78,878)	(1,033,468)	(1,199,299)
State		-	-	5,137,497	6,103,715
Municipal		-	-	7	1,260
Third-part capital remuneration		90,926	32,018	13,738,994	6,955,893
Interest		90,926	-	13,550,223	7,281,590
Rentals		-	-	50,376	41,333
Others		-	32,018	138,395	(367,030)
Equity remuneration		2,973,731	(2,859,629)	2,974,510	(2,858,626)
Dividends		293,986	-	293,986	-
Retained profits - compensation for accumulated losses		1,994,555	-	1,994,555	-
Retained profits - constitution of profit reserve		685,190	-	685,190	-
Share of non-controlling interests in retained profits		-	-	779	1,003
Losses for the year / retained profits		-	(2,859,629)	-	(2,859,629)

*The accompanying notes are an integral part of the Financial Statements.
6

7

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.       GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, and has the purpose of holding interests in other companies, as partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”. Additionally, Natura &Co used to trade American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”, however, on January 18, 2024, the Company's Management approved the delisting from the NYSE, which is in line with its long-term strategy of simplifying its operations.

Brands managed by the Company include “Natura” and “Avon”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Consultant(s).

1.1     Sale of subsidiary Aesop

On August 30, 2023, the Company concluded the sale of the subsidiary Natura Brazil Pty Ltd. (hereinafter referred to as “Aesop”) to L’Oréal for a total amount of R$12,429,175, after obtaining all regulatory approvals. The total gain obtained on the derecognition of the subsidiary’s assets and liabilities and recognized as discontinued operations net of income tax and social contribution was R$7,377,768, which includes the reclassification of accumulated balance sheet conversion gains recognized in other comprehensive income amounting to R$115,168 and the write-off of goodwill in the amount of R$124,315.

Further details about this transaction, as well as the results of discontinued operations for the years ended December 31, 2023, and 2022, are presented in explanatory note no. 36.

1.2     Sale of subsidiary The Body Shop

On December 29, 2023, the Company concluded the sale of the subsidiary The Body Shop to Aurelius Investment Advisory Limited (“Aurelius”) for a total amount of R$829,496, after obtaining all regulatory approvals. When the sale became probable in October 2023, a loss was recognized due to the impairment of the recoverable amount of net assets held for sale in the amount of R$4,007,744, due to the measurement to the lower of fair value fewer selling costs (recognized in the discontinued operations).

A gain was realized upon the derecognition of the subsidiary’s assets and liabilities held for sale, substantially caused by the reclassification of accumulated balance sheet conversion gains recognized in other comprehensive income in the amount of R$1,622,436 and the write-off of goodwill in the amount of R$4,861,840 (recognized as part of discontinued operations).

The total consideration recognized as a result of discontinued operations considered: i) a fixed installment received on January 2, 2024, in the amount of R$22,915; ii) a fixed installment whose receipt is scheduled for December 29, 2028, in the amount of R$320,153; and iii) the fair value of two variable installments of contingent consideration ('earn-out'), in 2025 and 2026, tied to the achievement of certain performance targets, in the amount of R$486,429. The methodology used for calculating the fair value of these contingent considerations is presented in explanatory note no. 5.

Further details about this transaction, including the breakdown of contingent considerations to be received and the results of discontinued operations for the years ended December 31, 2023, and 2022, are presented in explanatory note no. 36.

8

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
 2.      MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

The individual and consolidated financial statements (herein referred to as “financial statements”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the standards, interpretations and guidelines of the Brazilian Accounting Standards Committee (“CPC”) and in accordance with the International Financial Reporting Standards (“IFRS”) (entitled by IFRS Foundation as “IFRS accounting rules” issued by the International Accounting Standards Board (“IASB”), and by the statements from the Brazilian Corporation Law.

The financial statements show all the relevant information specific to the financial statements, and only them which are consistent with those used by the Management in its activities.

The Company’s financial statements were approved by the Board of Directors and authorized for issuance at the meeting held on March 7, 2024.

The financial statements were prepared on a historical cost basis, except for items measured at fair value through profit or loss, which include (i) derivative instruments; (ii) contingent considerations arising from the disposal of the former subsidiary The Body Shop; (iii) other financial assets referred to in explanatory note no. 3.6.1; and (iv) financial liabilities designated as fair value hedging instruments (explanatory note no. 3.6.2).

The financial statements are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, and the disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

3.       SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of these financial statements are defined below. These practices have been applied consistently in all the years presented, except for the accounting policies adopted for the first time in 2023, as described in note no. 3.28).

3.1     Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on the classification of current and non-current, according to the expectation for realization and/or expected consumption during the ordinary course of the operating cycle, as defined in CPC 26 (R2) - Presentation of Accounting Statements - (IAS 1).

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed in note no. 3.17.

3.2     Foreign currency translation

Functional currency

The items included in the financial statements of the Company and each of the companies included in the consolidated financial statements are measured using the currency of the main economic environment in which each of the companies operates (“functional currency”). The financial statements are presented in the Company’s functional and presentation currency, the Brazilian Real.

9

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.2.1  Transactions and balances in a currency other than the functional currency

Transactions in foreign currency, that is, any currency other than the functional currency, are translated into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions.

Balance sheet account balances are translated using the exchange rates prevailing on the dates of the reporting period. Gains and losses from exchange rate variation arising from the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in the statement of profit or loss as “finance income” and “finance expenses”.

3.2.2  Subsidiaries with different functional currency

In preparing the consolidated financial statements, the statement of profit or loss and cash flow statement and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into Brazilian Reais at the exchange rate prevailing at each reporting date. The effects of exchange rate variations resulting from these translations are presented under the item Other Comprehensive Income (“OCI”) in the statement of comprehensive income in shareholders’ equity.

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”), Cosmeticos Avon Sociedad Anonima Comercial e Industrial (“Avon Argentina") and Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Siketi (“Avon Turkey”), which became hyperinflationary economies as of July 1, 2018 for Argentina and June 1, 2022 for Turkey, in which other than the balance sheet, the revenue and expenses are also translated into Reais at the exchange rates prevailing at each reporting date (note no. 3.2.4).

3.2.3  Hyperinflationary economy

On July 1, 2018 and June 1, 2022, Argentina and Turkey were considered hyperinflationary economies, respectively considering the rise in the official price indices of the respective countries accumulated on those dates (Consumer Price Index, or “IPC” for the Argentina and the Internal Wholesale Price Index, or “IPIM” for Turkey).

Accordingly, non-monetary assets and liabilities recorded at historical cost in these subsidiaries were restated based on the respective indices mentioned above, with the effects resulting from changes in general purchasing power being presented in the statement of income. The net effect of the inflation adjustment for the years ended December 31, 2023 and 2022 was presented in a specific account for the effect of hyperinflation in the financial result (see note no. 29).

For the purpose of converting the accounting balances of the respective subsidiaries into the presentation currency (reais R$) used in the Company's individual and consolidated financial statements, the following procedures were adopted:

➢	Assets and liabilities were translated at the exchange rate prevailing at the reporting date (0,0059 and 0.02955 Argentine peso for each Brazilian Real and 0,1639 and 0.2786 Turkish lira for each Brazilian Real on December 31, 2023 and 2022, respectively); and
➢	Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (the same as indicated above), instead of the average exchange rate of the year, which is used to translate currencies in non-hyperinflationary economies.

The accumulated inflation for the year ended December 31, 2023 was 211.4% in Argentina and 64.8% in Turkey (94.8% in Argentina and 64.3% in Turkey as of December 31, 2022), as per IPC index.

10

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.3     Consolidation

The following procedures are applied in the preparation of the financial statements:

a)    Investments in subsidiaries

The Company controls an entity when it is exposed to, or is entitled to, the variable returns arising from its involvement with the entity and can affect those returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date when the Company obtains control until the date when the control ceases to exist.

In the individual financial statements, the investments in subsidiaries are accounted for using the equity method. The financial statements of the subsidiaries are prepared at the same reporting date as the parent company. Whenever necessary, adjustments are made to suit subsidiaries’ accounting policies to those of the Company.

In accordance with the equity method, the portion attributable to the Company on the net income or loss for the year regarding these investments is recorded in the statement of profit or loss of the parent company under the item “share of profit (loss) of equity investees”. All intra-group balances, income and expenses and unrealized gains and losses arising from intra-group transactions are eliminated completely. The other comprehensive income (“OCI”) of subsidiaries is recorded directly in the Company’s shareholders’ equity under the item “OCI”.

Below is a list of the Company’s direct subsidiaries as of December 31, 2023 and 2022:

	Interest - %
	2023	2022
Direct interest:
Avon Products, Inc.	100.00	100.00
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	100.00

The activities of the direct subsidiaries are described below:

➢	Avon Products, Inc. (“Avon Products”): a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.
➢	Natura Cosméticos S.A. (“Natura Cosméticos”): is a privately held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term and the main focus of which is the commercialization of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores. The former subsidiaries The Body Shop International Limited (The Body Shop) and Emeis Holding Pty Ltd. (Aesop) were fully sold during the year ended December 31, 2023 (see explanatory notes no. 1.1, 1.2, and 36).
➢	Natura &Co International S.à r.l. (“Natura &Co International”): a company established in Luxembourg on February 14, 2020 with the main purpose of operating as the finance arm of the Company (a “Finco”), centralizing the fundraising activities with external entities and providing funding for the other entities of the economic group on behalf of the parent company. Furthermore, the entity has also the purpose of managing and holding stakes in national and foreign companies.

As of December 31, 2023 and 2022, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

11

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.4     Goodwill

Goodwill arising from a business combination is initially measured at cost, with the exceeding aggregate amount of: (i) the consideration transferred, measured at fair value; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition date; over the net assets acquired (identifiable net assets acquired and assumed liabilities). When this aggregate amount is lower than the net amount of the identifiable assets acquired and the assumed liabilities, a gain on a bargain purchase is immediately recognized in the statement of profit or loss. Subsequently, goodwill is measured at cost less any accumulated impairment losses.

For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the group of Cash-Generating Units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units and annually tested, and whenever circumstances indicate that the carrying amount may present impairment losses.

3.5     Cash and cash equivalents

Cash and cash equivalents are maintained for the purpose of meeting short-term cash commitments, not for investment or other purposes. Cash and cash equivalents include cash, demand deposits and short-term investments realizable within 90 days of the original date of the security or considered to be highly liquid granted by the issuer or convertible into a known amount of cash and which are subject to an insignificant risk of changes in value. Instruments that are not eligible for the classification of cash and cash equivalents, due to their liquidity, maturity or even the risk of changes in value, are classified as short-term investments.

3.6     Financial instruments

3.6.1  Financial assets

Initial recognition and measurement

Upon initial recognition, a financial asset not measured at fair value through profit or loss, is measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Subsequently, financial assets are measured at amortized cost, at fair value through other comprehensive income (“FVTOCI”), or at fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company for the management of these financial assets. The business model of the Company for managing financial assets refers to how the Company manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are “non-derivative” financial assets held within a business model with the objective to hold financial assets to collect contractual cash flows, while financial assets classified and measured at fair value through OCI are held within a business model with the objective of holding financial assets to collect contractual cash flows and selling them.

12

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment analysis. Gains or losses are recognized in the statement of profit or loss when the asset is written off, modified, or impaired.

The main financial assets of the Company classified as amortized cost include balances of trade accounts receivable, other current assets and non-current assets balances (see note 5.5).

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the balance sheet at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments and short-term investments which the Company had not irrevocably elected to classify according to the fair value through OCI.

The financial assets measured at fair value through profit or loss are investment funds, government securities, restricted cash, treasury bills, investment fund Dynamo Beauty Ventures Ltd. fund (“DBV Fund”), Certificate of Bank Deposits (“CDB”), repurchase operations, derivatives financial and operational instruments and contingent considerations arising from the disposal of the former subsidiary The Body Shop, as presented in note no. 5.5.

Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is written off when the rights to receive cash flows from the asset have expired, when the Company transfers its rights or risk to receive cash flows from the asset or when the Company has assumed an obligation to pay the full amount of received cash flows, without significant delay, to a third party under an on-lending agreement and either (i) the Company has transferred substantially all risks and benefits of the asset, or (ii) the Company has neither transferred nor retained substantially all risks and benefits of the asset, but transferred the asset control.

When the Company transfers its rights to receive cash flows of an asset or executes an on-lending agreement, it assesses whether, and at which extent, it has retained the risks and benefits of ownership. When the Company has neither transferred nor retained substantially all risks and benefits of the asset, nor transferred control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The transferred assets and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted by an approximation of the original effective interest rate.

ECLs are recognized in two stages: (i) for credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provisioned for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL); (ii) for credit exposures for which there has been a significant increase in credit risk since initial recognition, an allowance for losses is required for credit losses expected over the remaining life of the exposure (a lifetime ECL), irrespective of the timing of the default.

13

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For trade accounts receivable, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for losses based on the ECL at each reporting date. The Company has recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note no. 4.6.

The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

3.6.2      Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowing, financing and debentures, net of directly attributable transaction costs. The Company’s main financial liabilities include borrowing in local and foreign currency, financing and debentures (note no. 19), derivative instruments (note no. 5), trade accounts payable and reverse factoring operations (note no. 20), trade accounts payable - related parties (note no. 32), lease liabilities (note no. 18), insurance payable (note no. 23) and dividends payable (note no. 24).

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition at fair value through profit or loss. Due to the fair value hedge established to protect against interest rate variability associated with the issuance of real estate receivable certificates (“CRI”), the respective liabilities presented in borrowing, financing and debentures were designated at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative instruments entered into by the Company that are not classified as hedging instruments in the hedge relationships defined by CPC 48 - Financial Instruments (IFRS 9). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated on initial recognition at fair value through profit or loss are designated on the initial recognition date and only if the criteria of CPC 48 (IFRS 9) are met.

Financial liabilities at amortized cost

This is the most relevant category for the Company. After initial recognition, interest-bearing borrowings, financing and debentures are subsequently measured (except issuance of the aforementioned real estate receivables certificates) at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the liabilities are written off as well as through the effective interest rate amortization process.

Any difference between raised and settled amounts is recognized in the statement of profit or loss, using the effective interest rate method during the year in which the borrowings, financing and debentures are outstanding.

Amortized cost is calculated by considering any premium or discount on acquisition and fees or costs that are an integral part of the effective interest rate method. The effective interest rate amortization is included as finance expenses in the statement of profit or loss.

This category generally applies to trade accounts payable and reverse factoring operations (see note no. 20), interest-bearing borrowing, financing and debentures (see note no. 19) and lease liabilities (see note no. 18).

14

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Derecognition

Financial liability is written off when the obligation under the liability is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

The offsetting of financial instruments is also applied to bank balances subject to the central treasury management system (“cash pooling”) instituted with the financial institution, in which the current account positions of the Company (including overdraft balances) are offset since the Company has a legally enforceable right to settle at the net amount and intends to settle the positions on a net basis.

3.6.3      Derivative financial instruments

Derivative financial instruments transactions contracted by the Company consist of swaps and non-deliverable forwards (“NDF”) intended exclusively to hedge against foreign exchange risks related to (i) exchange rate risks associated to balance sheet position, purchase of goods and property, plant and equipment, forecast exports in addition to and foreign-denominated cash flows for capital contributions in foreign subsidiaries; and (ii) variability in interest rates associated with contracted debt.

The derivative instruments are measured at fair value, and changes are recognized through profit or loss, except when they are designated as cash flow hedge accounting, in which changes in fair value are recorded in OCI.

The fair value of derivative instruments is measured by the treasury department of the Company based on information on each contracted transaction and related market inputs as of the reporting date of the financial statements, such as interest and exchange rates.

For the purpose of hedge accounting, hedges are classified as: (i) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and that may affect the result. The Company does not have a hedge of a net investment in a foreign operation on the years presented.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management goal and strategy for hedging.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing and future basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Any imbalance between the hedge index of the object and the hedge instrument that is not in compliance with the hedge purpose is adjusted so that the index returns to the standards established in the protection strategy.

15

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Fair value and cash flow hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below.

Fair value Hedge

It consists in providing protection against variation at fair value of assets or liabilities recognized or firm commitments not recognized, or a component of any such items, that is attributed to a specific risk and that may affect the result.

Any gain or loss arising from variations at fair value of the derivative instruments designated as hedge instruments and the hedged assets or liabilities are recognized in the financial result.

In the years ending on December 31, 2023 and 2022, the Company used derivative instruments, and the hedge accounting was used at fair value, as disclosed in note no. 5.3, to hedge against the variation in the interest rates agreed upon as part of the issue of the real estate receivable certificates (“CRI”).

Cash flow hedges

It consists in providing a hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect statement of profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in OCI and accumulated in the “gains (losses) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations”. In a cash flow hedge, the effective portion of gain or loss from the hedge instrument is recognized directly in OCI, in shareholders’ equity, while the ineffective portion of hedge is immediately recognized as finance income (expense).

For the years ended December 31, 2023 and 2022, the Company used derivative instruments, applying cash flow hedge accounting and, as disclosed in note 5.3, for hedge against the risk of change in exchange rates related to borrowings in foreign currency, purchase and sale transactions in foreign currency and intercompany borrowing operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term; (ii) have documentation of the transaction, hedged risk, risk management process and methodology used in assessing future effectiveness; and (iii) are considered effective in reducing the risk associated with the exposure to be hedged. It allows the application of the hedge accounting methodology, with the effect of the fair value measurement on the shareholders’ equity and the realization on the statement of profit or loss in the item related to the hedged item.

Discontinuing hedge accounting

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked, or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated in shareholders’ equity up to that date remain in shareholders’ equity related to cash flow hedge and are recognized when the forecast transaction is eventually recognized in the statement of profit or loss.

If a forecast transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

On the other hand, if a forecast transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecast transaction is no longer expected, cumulative gains or losses and deferred in the statement of changes in shareholders' equity are immediately recognized in the statement of profit or loss.

The Company assesses, on a prospective basis, throughout the hedge term, the effectiveness of its derivative instruments, as well as changes in their fair value.

The fair values of derivative instruments are disclosed in note no. 5.5.

16

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.7     Trade accounts receivable

Trade accounts receivable correspond to amounts receivable for the sale of goods and services in the ordinary course of the activities of the Company and are recognized to the extent that the consideration, which is unconditional, is due by the customer (that is, only the passage of time is required before payment of the consideration is due) and are measured on initial recognition at cost for the consideration to which the Company expects to be entitled in exchange for the products promised to the client.

Subsequently, trade accounts receivable are measured at amortized cost by using the interest rate method and they are subject to an impairment test.

3.8     Inventories

Inventories are valued at their average cost and the net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The Company considers the following items when determining its allowance for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “cost of sales”.

3.9     Carbon credits – carbon neutral program

In 2007, the Company assumed, with its associates, clients, suppliers and shareholders, a commitment to be a Carbon Neutral company, which is to neutralize its emissions of greenhouse gas (“GHG”), throughout its production chain, from extraction of raw materials to post- consumption.

This commitment, which presently refers to the operations of all Company and does not reflect a legal obligation to the extent in which the specific regulations still have not been promulgated by the legislative branch.

Thus, considering the practices historically applied by the Company and the specificity of the commitments assumed and disclosed to the market and society, this commitment is considered a non-formalized obligation, according to CPC 25 - Provisions, Contingent Liabilities and Contingent Assets (IAS 37).

The liability is estimated through audited carbon emission inventories carried out annually and valued based on the best estimate of the cash disbursement that will be required to settle the current obligation at the reporting date, considering the history of similar transactions carried out by the Company for such end. As of December 31, 2023 and 2022, the balance recorded as “Other non-current liabilities” refers to the total carbon emissions during the period of 2015 to 2023 that have not yet been neutralized by corresponding projects and therefore not granting of the carbon neutral certificate.

The Company elected to make purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs incurred will generate carbon credits after completion or maturation of these projects. Such expenses are recorded in the line item “other current assets” (see note 14) and are measured on initial recognition at cost based on the amounts invested and subsequently measured based on the estimated average value of certificates receivable from recent transactions between unrelated parties.

Upon effective delivery of the related carbon neutral certificates to the Company, and duly filed, the obligation of being carbon neutral is effectively fulfilled; therefore, the asset balances are offset against those of the liabilities.

17

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.10   Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if applicable.

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the statement of profit or loss. The estimated useful lives of the assets are mentioned in note no. 16.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying residual amount and are recognized in the statement of profit or loss as “other operating income (expenses), net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

3.11   Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are reported at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the method for an intangible asset with a finite useful life are reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense regarding intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, and when circumstances indicate that the carrying amount may be impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether indefinite life continues to be supportable. If not, the useful life is changed from indefinite to finite on a prospective basis.

An intangible asset is written off upon disposal (i.e., at the date the receiver of the asset obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon write-offs of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss in item “other operating income (expenses), net”.

The main classes of intangible assets and useful life are detailed below and described in note no. 17.

18

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.11.1        Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives, and maintenance costs are recognized as expenses when incurred.

Business management system acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will be generated and when the asset is controlled by the Company, taking into consideration its economic and technological viability. Contracts involving hosting and/or processing of information in the cloud (“cloud computing arrangements”) generate intangible assets to the extent that on the contract start date, the Company obtains control of the software. Contracts which only provide the right of access to the supplier's software during the term of the contract are treated as a service contract and, consequently, recognized as an expense in the statement of profit or loss as the service is provided (since the right of receiving access to the supplier's software does not give the Company, at the commencement date of the contract, the power to obtain the future economic benefits arising from the software itself and to restrict third parties' access to those benefits).

The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are recognized in profit or loss of the year when incurred.

3.11.2        Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the date of acquisition. For trademarks and patents with a defined useful life, amortization is calculated using the straight-line method.

3.11.3        Relationship with agents

Relationships with agents acquired in business combinations are recognized at fair value on the date of acquisition and amortization is calculated using the straight-line method.

3.11.4        Technologies developed

Technologies developed include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method.

3.12   Impairment of non-financial assets

The Company reviews, on each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or the CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written off to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their current value using a pre-tax discount rate that reflects the subsidiary’s weighted average cost of capital in which the CGU operates, which reflects the risks specific to the CGU and is derived from its existing business and respective risks.

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGU (or groups of cash-generating units with respect to goodwill for future profitability) to which the individual assets are allocated and monitored for the purpose of its recoverability. These budgets and forecast calculations generally cover a period of ten years. A long-term growth rate is calculated and applied to project future cash flows after the tenth year.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

19

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For non-financial assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such an indication exists, the Company estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of profit or loss.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually as of December 31, and when circumstances indicate that the carrying amount may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods.

3.13   Lease liability

The Company reviews, at the beginning of the contract, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company (as a lessee) applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the strike price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the current value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate that is implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (i.e., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company's lease liabilities are disclosed in note no. 18.

3.13.1        Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the estimated useful lives of the assets, disclosed in note no. 18.

The right-of-use assets are also subject to impairment, as disclosed in note no. 3.12.

3.13.2        Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases regardless of their nature (that is, those leases that have a lease term of 12 months or less from the start date and do not contain a call option). The Company also applied the lease of low-value assets recognition exemption, regardless of their nature. Lease payments in short-term and leases of low-value assets are recognized as an expense using the straight-line method over the lease term.

20

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.13.3        Lease liability in a sale and leaseback transaction

The Company, as seller-lessee, measures the right-of-use asset resulting from a sale and leaseback transaction in proportion to the previous accounting balance of the asset relating to the right of use retained by the seller-lessee. Therefore, in a sale and leaseback transaction, the seller-lessee recognizes only the amount of any gain or loss related to the rights transferred to the buyer-lessor.

For subsequent measurement, the Company, as seller-lessee, determines “lease payments” or “revised lease payments” in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained. The application of these does not prevent the seller-lessee from recognizing in profits or loss results any gain or loss relating to the partial or full termination of a lease.

3.14Discontinued operations

A group of assets comprising operations intended for disposal qualifies as a discontinued operation disposal group if it is a component of an entity that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively for the purpose of resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the statement of profit or loss as profit or loss after taxes in the statement of profit or loss.

On December 31, 2023, the discontinued operations refer to the results derived from the derecognition of assets, liabilities, and operations of the former subsidiaries Aesop and The Body Shop, arising from the conclusion of the sale of the entities on August 30, 2023, and December 29, 2023, respectively, and to costs incurred with the resolution of lawsuits associated with the operation that the subsidiary Avon kept in North America, which was sold prior to the acquisition of subsidiary Avon by the Company. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

3.15Trade accounts payables and reverse factoring operations

The Company is part of a reverse factoring operation (“supplier finance arrangement”) with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when agreed between the bank and the supplier (the decision to join this transaction is solely and exclusively on the supplier), the Company pays the financial institution on the original payment date at the full-face value of the originating obligation.

This operation does not change the amounts, nature, and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is no guarantee given by the Company.

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from trade accounts payable and do not change the Company’s cash flows. Thus, the Company continues to recognize the liability as a trade accounts payable and these transactions are presented as operating activities in the cash flow statement.

21

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.16   Provisions for tax, civil and labor risks

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and its value can be reliably estimated. Provisions are quantified at the current value of the expected outflow of resources to settle the obligations using the appropriate discount rate according to risks related to the liability.

The provisions for tax, civil and labor risks are monetarily adjusted through the end of the year to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors. The monetary adjustments are recorded in finance income (expenses), see note no. 29.

Contingent assets are not recognized by the Company and are only disclosed in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the assets and the corresponding gain are recorded in the financial statements of the year corresponding to the change in the estimate.

Contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

The Company has contracts that provide for the payment of success fees arising from tax, civil and labor proceedings in which it is a defendant, and based on its best estimate, calculated, and provisioned the amounts for which it understands that there is an expectation of future disbursement.

3.17   Current and deferred income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities based on the tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. The Company periodically assesses the tax treatment assumed in the determination of taxes on profit with respect to situations in which the applicable tax regulation gives rise to interpretations that may be different and considers whether it is likely that the tax authority would accept the uncertain tax treatment. The Company assesses these taxes balances based on the most probable or expected value, depending on which method is assessed as the one that provides the best forecast for resolving the uncertainty.

The Company has material uncertain tax positions, and which - in case of any unfavorable outcome under litigation - could result in a material adverse impact to the financial statements.

In Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income by applying the 15% rate plus additional of 10% on taxable income exceeding R$ 240 for IRPJ and 9% for CSLL and considers the offset of tax losses, limited to 30% of annual taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax assets and liabilities are classified as non-current as required by CPC 32 - Income taxes (IAS 12).

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. The estimate of future taxable income requires judgements, estimates and interpretation of tax laws.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the reporting date and reflect the uncertainties relating to these taxes, when applicable.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities against tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

22

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.18Employee benefits

3.18.1        Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or non-formalized obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

3.18.2        Profit sharing program

The Company recognizes a liability and an expense for its profit-sharing program based on criteria that considers the profit attributable to its shareholders and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each year.

3.18.3        Defined contribution plans

Obligations to contribute to defined contribution plans are recognized in the statement of profit or loss as personnel expenses when the related services are rendered by employees. Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is possible.

3.18.4        Defined benefit plans

The Company’s net obligation for defined benefit plans (retirement and post-employment health care) is calculated for each plan based on the estimated amount of the future benefit that beneficiaries will receive in return for services rendered in previous years. This amount is discounted to its current value and is presented net of any plan asset’s fair value. The calculation of the defined benefit plan obligation is carried out annually by an external and independent actuary using the Projected Unit Credit Method. When the calculation results in a potential asset for the Company, the asset to be recognized is limited to the current value of economic benefits available in the form of future reimbursements or reductions in future contributions. To calculate the current value of economic benefits, any applicable minimum cost requirements are considered.

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in “OCI”. In the event of changes or reductions in the plan, the effects of the cost of past services are recognized in the statement of profit or loss on its occurrence date.

3.19Share-based payments

The Company’s executive officers are granted the following purchase option plans, settled exclusively with its own shares.

i)	Stock option plans;
ii)	Restricted share purchase program;
iii)	Stock option plan related to the strategy acceleration; and
iv)	Performance share purchase program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note no. 28.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under “additional paid-in capital”, throughout the period in which the service conditions are fulfilled, ending on the date on which the employee is fully vested in the right to the award (vesting date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the vesting date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be vested. The expense or credit of the year is recorded in the statement of profit or loss under “selling or administrative expenses”, depending on the internal department where the eligible employee is allocated.

For the stock options plan and the strategy-acceleration program, even after expiration of the term for exercise, the recognized expense is not reversed since the right has been vested in executive officers.

23

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

When an award of equity instruments settlement is canceled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grant conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which the Company or the counterparty have the option of not fulfilling the non-vesting obligation. All cancellations of transactions settled with equity instruments are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share.

3.20   Dividends and interest on net equity

The proposed payment of dividends and interest on net equity made by the Management that is within the portion equivalent to the minimum mandatory dividend is recorded in the line item “dividends and interest on net equity” in current liabilities, as it is considered a legal obligation provided for by the Company’s bylaws; However, the portion of dividends exceeding minimum mandatory dividends, as declared by the Management after the reporting date, referred to in the financial statements,  but before the authorization date for the issuing of the financial statements, is recognized in the line item “additional proposed dividend”, in shareholders’ equity.

For corporate and accounting purposes, interest on net equity is stated as allocation of income directly in shareholders’ equity.

3.21   Treasury shares

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at acquisition cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of profit or loss regarding the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Upon disposal or transfer of treasury shares to beneficiaries of share-based payment plans (settled in shares), the amount of the consideration received is recognized as an increase in shareholders’ equity, and any gain or loss resulting from the transaction is recorded as a capital reserve.

3.22   Operating segments

The information per business segment is presented in note 25 in a manner consistent with the internal report provided to the chief operating decision maker. With the sale of the operations of the former subsidiaries The Body Shop and Aesop (which substantially represented their respective homonymous operating segments), as of December 31, 2023, the operating segments consist of the operations of Avon International and Natura &Co Latin America.

The main decision-making body of the Company, which is responsible for defining the allocation of funds and for the performance assessment of the operating segments, is the Board of Directors, which is supported by five thematic advisory committees: The Audit, Risk Management, and Finance Committee, responsible for operationalizing internal and external audit processes, mechanisms, and controls related to risk management, as well as ensuring the coherence of financial policies with strategic guidelines and the business risk profile; The Strategic Committee, responsible for supporting the monitoring and direction of corporate strategy; The Corporate Governance Committee, responsible for overseeing the functioning of our corporate governance system; The Organizational Development and People Committee, responsible for providing support to the Board of Directors in making decisions related to Human Resources, Organizational Development, and Management Systems strategies, policies, and norms; and the Sustainability Committee, responsible for monitoring the Group's and its Business Units' strategies on issues associated with achieving the objectives established in the Commitment to Life, assumed by the Company in 2020, and strategies related to Sustainability in the corporate and Business Unit contexts.

3.23Revenue from contracts with customers

Revenue from contracts with customer is recognized when control of the goods or services is transferred to the customer at an amount that reflects the fair value of the consideration the Company expects to be entitled in exchange for those goods or services. The Company has concluded that it is the principal in its revenue arrangements.

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price, the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any) are considered.

24

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The nature and other considerations on the transaction price and the moment in which the performance obligation is fulfilled for each of the main revenue streams are shown below.

3.23.1        Direct sales

Revenue from direct sales is generated by sales to the Company’s consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the Consultant obtains control over the product.

3.23.2   Direct sales – Additional charges and penalties for late payments

The Company charges their customers (Consultants) additional charges and penalties for late payments in the settlement of sales receivables. Due to the level of uncertainty in collecting these amounts (variable consideration), the subsidiaries recognize revenue from additional charges and penalties based on the consideration that Company expects to be entitled given its history of collection from customers.

3.23.3   Retail sales

The Company, which operates in the retail market, measures sales revenues based on the fair value of the consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consumer obtains control over the product.

3.23.4   Other performance obligation

3.23.4.1       Loyalty program (points campaign)

The Company offers points campaign (loyalty program), in which customers accumulate points - while buying the Company’s products - to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by consultants for retail and direct sales, or when they expire or are no longer considered redeemable. The loyalty program points are valid for up to approximately five months (six cycles).

3.23.4.2       Program for recognition of Natura and Avon beauty consultants’ performance

The Company has performance recognition programs, in which the beauty consultants are awarded based on different indicators, for example, volume of purchases, length of service, among others. The Company believes that this performance recognition program has an added value and hence is considered a commitment to our network. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to the Company’s Consultants.

3.23.4.3       Events

The Company organizes events to encourage and recognize the best Consultants. The Company believes that these events have added value for the Consultants, in addition to generating in them an expectation to participate in these events. Thus, the Company has determined that these events are a performance obligation. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

3.23.4.4       Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, the other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and inauguration (franchisee’s store opening event). The Company believes that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, being initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the statement of profit or loss.

25

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.23.4.5       Franchises (brand right of use)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consultancy services, outfit and inauguration, and the advertising fund. This amount is initially recognized as deferred revenue. This deferred revenue is allocated to statement of profit or loss, on a straight-line basis, over the term of the franchise agreement.

3.23.4.6       Incentives related to “free-of-charge” products and promotional gifts

The Company grants incentives related to “free-of-charge” products and promotional gifts for its customers (Natura and Avon consultants and/or end consumers). Since it is considered a material right, the Company recognizes it as a performance obligation. Considering that the delivery of products and the fulfillment of the performance obligation to deliver “free-of-charge” products or promotional gifts occurs at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable.

3.24   Sales taxes

Net revenues are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the sales taxes amount; and (iii) when the net amount of sales taxes, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

Tax incentives related to taxes on sales for the current year are recognized in the Company's statement of profit or loss for the year and recorded in net sales.

3.24.1        Concept of supplies for calculating credits of PIS and COFINS contributions

The Company claims that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country’s jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.25   Statement of added value

The purpose of this statement is to show the wealth created by the Company and its distribution during a certain period and it is presented by the Company, as required by Brazilian corporate law.

The statement of added value was prepared using information obtained in the same accounting records used to prepare the financial statements and pursuant to the provisions of the Brazilian accounting standard CPC 09 - Statement of Added Value.

3.26   Earnings per share

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares, strategy acceleration and performance shares that would have a dilutive effect on any earnings per share.

The Company chose to present the basic and diluted amounts per share resulting from discontinued operations together with the information on earnings per share of continuing operations in note 31, presenting the information for continuing operations in the statement of profit or loss. Such information is presented based on consolidated statement of profit or loss.

26

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.27   New standards, amendments and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issue of the Company’s financial statements are disclosed below, except for those which, in the Management’s assessment, cannot produce any effect on the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

3.27.1        Amendments to IAS 1 (CPC 26 (R1)) - Noncurrent liabilities with covenants

IASB issued amendments to IAS 1 (CPC 26(R1)), so as to improve on the information provided by an entity when its right to avoid liquidation of a liability for at least twelve months is subject to satisfaction of covenants. In particular, amendments seek to clarify if such covenants affect whether this right will exist at the end of the reporting period, if an entity is obligated to satisfy theses covenants before or at the end of the reporting period and to require the disclosure of information that allow users of the financial statements to understand the risk that the liabilities will be advanced within twelve months of the reporting period, including the carrying amount and the nature of the covenants and when the entity is obligated to satisfy them, in addition to facts and circumstances (if any) that may indicate a difficulty by the entity of satisfying such covenants.

The amendments are effective for years beginning on or after January 1, 2024. and are not expected to have an impact on the Company's financial statements due to the history of the Company of satisfying covenants, as well as the consistency between the Company's classification policies for current and non-current liabilities and the clarifications established by the amendments."

3.27.2        Amendments to IFRS 16 (CPC 06 (R2)) - Lease liabilities and sale and leaseback

IASB changed the amendments issued for IFRS 16 (CPC 06 (R2)) to include the subsequent measurement requirements for sale and leaseback transactions to satisfy the requirements of IFRS 15 (CPC 47) for them to be counted as a sale. The amendments require that a seller-lessee subsequently measure the lease liabilities arising from relocation so as to not recognize any amount with gain or loss related to its right of use.

The amendments are effective for years beginning on or after January 1, 2024, and are not expected to have an impact on the Company's financial statements, as there is consistency between the Company's policies for sale and leaseback accounting and the clarifications established by the amendments (including the disclosure of leaseback recognition as disclosed in explanatory note no. 18)

3.27.3        Amendments to IFRS 7 and IAS 7 - Supplier Finance Arrangements ("reverse finance operation")

IASB issued amendments to IFRS 7 and IAS 7, which require additional disclosure of supplier finance arrangements in order to assist users of financial statements in understanding the effects of such arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

These additional required disclosures will include: (a) the terms and conditions of the arrangements (for example, extended payment terms and security or guarantees provided); (b) as at the beginning and end of the reporting period: (i) the carrying amounts, and associated line items, of the financial liabilities that are part of a supplier finance arrangement; (ii) the carrying amounts, and associated line items, of the financial liabilities for which suppliers have already received payment from the finance providers; (iii) the range of payment due dates for both the financial liabilities disclosed under (i), as the comparable trade payables that are not part of a supplier finance arrangement; and (c) the type and effect of non-cash changes in the carrying amounts of the financial liabilities.

The amendments are applicable for years beginning on or after January 1, 2024, and do not affect the measurement and classification bases for such transactions in the financial statements. The Company will include such disclosures in its financial statements when these changes become effective.

27

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.28   New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2023

Standards and changes that came into force as of the years started on or after January 1, 2023, did not have any material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

As of January 1, 2023, amendments to CPC 23 - Accounting Policies, Change in Estimates and Error Correction (IAS 8) and CPC 26 (R1) (IAS 1 - Presentation of Financial Statements) came into force, along with amendments to IFRS Practice Statement 2, Making Materiality Judgments, educational document issued by the IASB and not published by the CPC in Brazil), where the concepts of accounting estimates and applying materiality judgments to accounting policy disclosures to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies. In the preparation of financial statements, these concepts were considered, however, there were no material effects on the nature and detail of the information presented, since, in a manner consistent with the requirements of CPC 26 (R1), aspects of materiality were already applied in determining the accounting policies to be disclosed.

Additionally, in May 2023 IASB published amendments to IAS 12, Income taxes, determining the application of a mandatory exception in the recognition of deferred taxes on taxable profit arising from the application of the requirements of the “Pillar 2” legislation, an initiative by the Organization for Economic Cooperation and Development (OECD), through which it seeks to implement a new tax system that will consist of an "extra layer" to the domestic taxation of the countries involved, seeking to ensure the payment of a global minimum effective rate of 15% by taxpayers members of large multinational groups, regardless of their jurisdiction of residence.

During 2023, various Countries in which the Company operates have enacted or proposed legislation implementing the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD). In addition, various Countries have either enacted or are intending to enact legislation implementing certain transition rules implementing the Country-by-Country reporting Safe Harbor (“CBCR-SH”). The Company applies the exception in IAS 12 Income Taxes to the requirement to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

Based on the Company’s ongoing evaluation of the CBCR-SH rules published by the OECD and expected to be enacted as applied to the results, the Company does not expect that there would be any material significant exposure to incremental income taxes associated with Pillar II legislation. The Company’s analysis is currently indicating that substantially all countries in which the Natura Group operates will satisfy at least one or more of the three CBCR-SH requirements or will be subject to a Qualifying Domestic Minimum -Top-up Tax which is not expected to result in a material/significant impact to the Company’s exposure to income taxation.

The Group will continue to assess its exposure to Pillar II as further legislation is implemented for Pillar II as well as the CBCR-SH.  Provided that further legislation is aligned with OECD guidance, the Group would not expect any change in our present assessment noted herein.

28

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.       CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities, and which may present results that differ from actual results.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are material for the financial statements, are disclosed below.

4.1Income tax, social contribution, and other taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies and other sources of income.

The Company has R$12,254,435 of reportable unrecognized tax losses as of December 31, 2023 (R$ 12,735,337 on December 31, 2022). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on these tax losses carried forward.

4.2Provision for tax, civil and labor risks

The Company is party to several legal and administrative procedures as described in note no. 22. Provisions are recorded for processes related to tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

4.3Post-employment health care plan

The cost of the post-employment health care plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation, and percentage of adhesion to the plan, which are disclosed in note no. 23. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

29

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.4Stock option plan, restricted share plan, strategy-acceleration program and performance share program

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about it.

The stock option plan, restricted share plan, strategy-acceleration program and performance share program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. On the balance sheet dates, Management reviews the estimates as to the number of purchase options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy-acceleration program are disclosed in note no. 28.1.

4.5Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flow derives from financial budgets approved by the Board of Directors for period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity. The cash flows are prepared following the operating segment’s, projections considering market’s expectations for operations, estimated investments and working capital, as well as other economic factors that are specific to the Company and the nature of its risks and operations. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the operating margins considered, the growth rate and perpetuity used for extrapolation purposes.

4.6Allowance for trade accounts receivables expected losses

The allowance for expected losses on trade accounts receivable from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

For trade accounts receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The allowance determined based on (i) each of the subsidiaries credit losses historical experience, observed in each group of the trade accounts receivable aging list, and (ii) adjustments for specific forward-looking factors for defaulters and the economic environment. An estimated range is used based on the weighted average of the losses for the last 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue trade accounts receivable.

30

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.7Allowance for inventory losses

The allowance for inventory losses is estimated using a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired expiration date or close to the expiration date, and materials outside the quality parameters.

4.8Leases - Incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the interest rate that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

4.9Measurement of the fair value of the receipt of profits from the sale of The Body Shop

As disclosed in explanatory notes 5.5 and 36,  part of the agreed consideration, from the former subsidiary The Body Shope sale, involved in the future collection of installments  are contingent on meeting performance targets : of the operation of The Body Shop.

The eventual achievement of these goals is assessed based on likehood studies associated with the specific results of The Body Shop as of the balance sheet date, applying the discounted cash flow method. Further details about premisses  and measurement basis are included in explanatory note 5.5.

5.FINANCIAL RISK MANAGEMENT

5.1General considerations and policies

Risks and financial instruments are managed through policies, the definition of strategies and implementation of control systems, defined by the risk management committees of the entities of the group, and approved by the Company’s Board of Directors. The compliance of treasury financial instruments positions, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit and Risk Management and Finance Committees, the Executive Committee and, if necessary, the Board of Directors.

Risk management of the Company’s operations is performed by the Company’s Corporate Treasury, which is also responsible for approving short-term investments and borrowings transactions. Risk management of the subsidiaries Aesop, The Body Shop, Avon and Natura Cosméticos is conducted by local treasury teams, subject to monitoring and approval of the Company’s Corporate Treasury.

31

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.2Risks associated with the conflict between Russia and Ukraine

The Company's Management is continuously monitoring developments to assess any possible future impacts that may arise as a result of the ongoing crisis, including the impairment of financial and non-financial assets, which the Company’s Management assesses based on the best information available.

So far, the conflict resulted in the suspension of the operations of exports from the Russian manufacturing unit to other countries in the region, including Ukraine, which are now supplied by our unit in Poland. Avon, however, continues to provide a basic earning opportunity to its representatives through a simplified operating model. As of the date of these financial statements, the Company confirms that the facilities, as well as the goods and stocks held therein, have not been damaged and are in a suitable condition to be operated.

Regarding operations of the subsidiary Avon in Russia, as of the date of these financial statements, no significant impacts were identified that affect the business model for managing financial assets or the classification of these assets. Additionally, there are no indications of a significant increase in the expected credit loss associated with operations, considering the maintenance of receivables collection levels and the increase in cash transactions (considering the reduction in credit operations as a result of restrictions imposed locally and of credit card processing companies in the country).

Considering the maintenance of collection levels and sales operations for the local market in Russia, as well as the inexistence of significant restrictions that affect the Company's ability to carry out the management and cash changes necessary to maintain its operations, there is no significant risk of liquidity related to these events that affect this financial statement. Similarly, market risks associated with the transaction, including interest rate, currency and other price risks, including raw materials, did not significantly affect the Company's financial assets, considering the expectation of recoverability of the amounts in the ordinary course of business.

Regarding the operations in Ukraine, the impacts arising from the lower economic activity under the new simplified operating model are not relevant to the individual and consolidated financial statements.

As a result of the developments of the conflict in the year ended December 31, 2023, there were still no impacts resulting from possible breaches of covenants or losses related to derecognition and/or modification of financial instruments or reclassification of cash flow hedge reserve amounts as a result of loss of effectiveness of derivatives recognized by hedge accounting or by the loss of expectation that transactions evaluated as highly probable will actually occur.

5.3      Financial risk factors

The Company’s activities expose them to several financial risks: market risks (including foreign currency and interest rate risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using financial instruments to hedge certain risk exposures. The Company does not operate derivative instruments with the purpose of speculation.

5.3.1Market risks

Market risks reflect the risks that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange risk, interest rate risk and other price risks. The Company is exposed to market risks arising from their business activities. These market risks mainly comprise possible fluctuations in exchange and interest rates.

Other price risks include, among others, exposures to financial instruments due to changes in commodity and raw material prices. Climatic aspects, such as the availability of natural raw material used in the products and/or significant changes in the cost of these items may expose the Company to additional market risks that affect the entity's operations as well as the measurement and/or recoverability of financial instruments. As of December 31, 2023, the Company’s Management assessed these risks and concluded that they are not material.

32

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.3.1.1Derivative financial instruments used to manage market risks

The Company classifies derivative financial instruments as financial derivatives and operational derivatives. Financial derivatives include swaps or forwards used to hedge exchange rate or interest rate risks related to loans, financing, debt securities and loans between related parties. Operational derivatives include forward contracts used to hedge the exchange rate risk of the Company's operational activities (such as import and export transactions).

As of December 31, 2023 and 2022, derivative contracts are maintained directly with financial institutions and not through stock exchanges, and are not subject to margin deposits to guarantee these operations.

As of December 31, 2022 and 2021, the balances of derivative are presented as follows:

Consolidated	Fair value		Gains (losses) of fair value adjustment
Description	2023	2022	2023	2022
Swap agreements: (a)
Asset portion:
Dollar long position	876,664	6,108,505	19,457	34,867

Liability portion:
Post-fixed CDI Rate:
Short position in CDI	(824,344)	(6,874,285)	-	(697,678)

Forward contracts and NDF:
Liability portion:
Post-fixed CDI Rate:
Natura Cosméticos	(5,878)	(521)	(2,090)	(521)
Natura Indústria	(28,856)	(6,633)	(28,856)	(6,633)
Natura Mexico (Latam)	320	-	151	-
The Body Shop	-	16,789	-	(1,180)
Aesop	-	(1,350)	-	90
Avon Brasil	(3,702)	(1,183)	(3,702)	(1,183)
Avon Internacional	(43,248)	(19,203)	(28,633)	(6,925)
Natura Luxemburgo	(22,182)	(18,996)	180	2,293

Total derivative instruments, net:	(51,226)	(796,877)	(43,493)	(676,870)

a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil.

33

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the years ended on December 31, 2023 and 2022:

Consolidated
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts for the year (unrealized)	(992,813)
Payment of funds due to settlement of derivative transactions - operational activity	594,225
Receipt of funds due to settlements of derivative instruments - financing activity	(118,707)
Losses in cash flow hedge operations (other comprehensive income)	(790,479)
Other movements	(5,740)
Balance as of December 31, 2022	(796,877)
Losses from swap and forward derivative contracts for the year (unrealized)	(1,791,905)
Payment of funds due to settlement of derivative transactions - operational activity	1,487,092
Payment of funds due to settlements of derivative instruments - financing activity	310,870
Losses in cash flow hedge operations (other comprehensive income)	746,648
Other movements	(7,054)
Balance as of December 31, 2023	(51,226)

a)              Foreign currency risk

The Company is exposed to foreign exchange risk resulting from financial instruments and operations in currencies other than their functional currencies, as well as to operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge the Company from foreign exchange risk, which establish exposure levels related to these risks. Pursuant to the Foreign Exchange Hedging Policy, the derivatives entered into by the Company should eliminate the foreign exchange risk of financial instruments in currencies other than their functional currencies and should also limit losses due to exchange rate variation on future cash flows.

The treasury procedures defined by the current policies include quarterly projection and assessment of the consolidated foreign exchange rate exposure of the Company, on which Management’s decision-making is based. The Company’s foreign exchange hedging policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows associated with transactions predicted to be highly probable with an average term of up to twelve months.

During the year, the Company transferred its sustainability-linked debt (“Notes”, as described in explanatory note 19) from the subsidiary Natura Cosméticos S.A. to the subsidiary Natura &Co Luxembourg Holdings S.á.r.l. (“Natura &Co Luxembourg”), as part of the rebalancing and reorganization process of the Group's debt initiated when the sale of the former subsidiary Aesop.

The debt denominated in US dollars was included in a hedge accounting structure, aiming to protect the variability of payments arising from exchange rate and interest rate risks. Considering the transfer made to the subsidiary Natura &Co Luxembourg, whose functional currency is the US dollar, the protected risk was no longer eligible within the hedge accounting structure and, consequently, the Company proceeded with the derecognition of this structure. As a result, the amount of R$4,958,286, previously recognized in the liabilities of the subsidiary Natura Cosméticos S.A., was derecognized and recognized in the subsidiary Natura &Co Luxembourg. Losses recognized in other comprehensive income of R$700,810, before tax effects, were reclassified to the statement of profit and loss for the nine-month period ended September 30, 2023, as a financial expense. Additionally, the derivatives liability position of R$1,380,405 was settled with the corresponding financial institutions in September 2023.

34

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Sensitivity analysis

For the foreign exchange risk sensitivity analysis, the Company’s Management believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures as of December 31, 2023 and 2022, as set forth in the table below:

	Consolidated
	2023	2022
Borrowing and financing in foreign currency in Brazil (a)	-	(5,252,376)
Trade accounts receivable in foreign currency in Brazil	328,346	521,427
Trade accounts payable in foreign currencies in Brazil	(158,500)	(15,214)
Fair value of financial derivatives	(38,436)	6,101,350
Net asset exposure	131,410	1,355,187

a)     Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero. The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

	Consolidated
Parity - R$ vs US$	4.8413	4.8953	3.6715	2.4477
	Scenario	Scenario	Scenario I	Scenario II
Operation/Instrument	Brazilian Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	(38,436)	(38,865)	(29,149)	(19,432)
Trade accounts receivable in foreign currency in Brazil	328,346	332,009	249,007	166,005

Liabilities denominated in US$
Trade accounts payable in foreign currencies in Brazil	(158,500)	(160,268)	(120,201)	(80,134)
Impact on net income and shareholders’ equity	131,410	1,466	(31,753)	(64,971)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as of December 31, 2023 and in line with the first maturities of financial instruments with exchange exposure, R$ 4.8953 / US$ 1.00. Scenarios I and II consider an increase/decrease in the US dollar of 25% (R$ 3.6715 / US$ 1.00) and 50% (R$ 2.4477 / US$1.00), respectively.

b)              Interest rate risk

The interest rate risk arises from short and long-term investments, borrowing, financing and debentures. Financial instruments issued at variable rates expose the Company to cash flow risk associated with interest rate. Financial instruments issued at fixed rates expose the Company to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with interest rate arises from short-term and long-term investments, borrowing and financing issued at floating rates. The Company’s Management holds, for the most part, the indexes of its exposures to deposit and lending interest rates tied to floating rates. Short-term investments are adjusted by the Certificate interbank deposits (“CDI”) whereas borrowing and financing are adjusted by the CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Additionally, the Company considered potential aspects related to sustainability and climate change commitments as part of the risks to which it is exposed in relation to the interest rate on financial instruments, except for the risks associated with the ESG notes (disclosed in item (f) below), there is no exposure to material risks which should be subject to specific disclosure.

35

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Sensitivity analysis

As of December 31, 2023, there are borrowing, financing and debentures contracts denominated in foreign currency that are linked to interest swap agreements, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowing, financing and debentures in Brazil were considered in full, given that 99.4% of the amount is related to the CDI):

	Parent	Consolidated
Total borrowing, financing and debentures - in local currency (note 19)	-	(6,111,702)
Operations in foreign currency with derivatives related to CDI (a)	-	52,319
Short-term investments (notes 6 and 7)	1,579,899	5,661,434
Net exposure	1,579,899	(397,949)

(a)    Refers to transactions involving derivatives related to CDI to hedge the borrowing, financing and debentures arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowing, financing and debentures, net of short-term investments, linked to CDI (notes no. 6 and 7).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

	Description	Company Risk	Probable scenario	Scenario II	Scenario III
Parent	Net asset	Rate increase	(5,530)	39,103	83,735
Consolidated	Net liability	Rate increase	(5,683)	40,184	86,050

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as of December 31, 2023. Scenarios II and III consider an increase interest rates by 25% (14.13% per year) and 50% (16.95% per year), respectively, over a CDI rate of 11.30% per year.

5.3.1.2      Derivative instruments designated for hedge accounting

a)              Cashflow hedge

The Company formally designated its operations subject to hedge accounting for derivative instruments to hedge borrowings, financing and debentures denominated in foreign currency and other expenses of Company, for derivative instruments contracted to hedge the purchase of nationalized materials of indirect subsidiaries Avon Industrial and Natura Industria and for derivative instruments contracted to hedge the operating cash flows from subsidiary The Body Shop’s foreign currency purchase and sales transactions.

There is an economic relationship between the hedged items and the hedging instruments, as the terms of the contracts correspond to (i) the terms of anticipated and highly probable transactions (for example, the notional amount and expected payment date) to the case of derivative instruments contracted to protect highly probable purchases; and (ii) terms associated with debts contracted in foreign currency which are hedged by derivatives that aim to eliminate the variability of cash flows associated with dollar-denominated debt.

The Company established a hedge ratio of 1:1 for the hedge relationships, as the underlying risks of the contracts are identical to the protected risk components. To test the effectiveness of the hedge, the Company uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments with the changes in the fair value of the hedged items attributable to the hedged risks.

The sources of ineffectiveness, historically immaterial, may come from: (i) differences in the timing of cash flows from hedged items and hedging instruments; (ii) different indices (and, consequently, different curves) associated with the hedged risk of hedged items and hedging instruments; (iii) counterparty credit risk having a different impact on fair value movements of hedging instruments and hedged items; and (iv) changes in the expected amount of cash flows from hedged items and hedging instruments.

36

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For years ending on December 31, 2023 and 2022, the Company designated for hedge accounting the derivative instruments (forward swap) contracted in May 2021, which aim at eliminating the variation in the payments of principal amount and interest in dollars associated with (“ESG Notes”), making the payments fixed at CDI plus spread. As previously mentioned, due to the transfer of this debt to Natura &Co Luxembourg, the protected risk was no longer eligible within the hedge accounting structure, and, consequently, the Company proceeded with the derecognition of the structure

As of December 31, 2023, the net position of derivative instruments designated as cash flow hedges consists exclusively of operational derivatives and is detailed below (consolidated financial statements):

				Other comprehensive income
	Hedged item	Notional currency	Fair value	Gain (loss) in the year	Gain (loss) in the year
Currency swap – US$/R$ - Natura Cosméticos	Currency and interest rate	BRL	(5,878)	(2,090)	763,197
Forward agreements (Avon Industria)	Currency	BRL	(3,702)	(3,702)	5,452
Forward agreements (Natura Dist. Mexico)	Currency	BRL	320	151	151
Forward agreements (Natura Industria)	Currency	BRL	(21,497)	(21,497)	(22,637)
Forward agreements (Natura Holding)	Currency	BRL	1,731	486	485
Total			(29,026)	(26,652)	746,648

The changes in cash flow hedge reserve recorded in OCI are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2021	21,866
Change in the fair value of hedge instrument recognized in OCI	(790,479)
Tax effects on fair value of hedge instrument	270,035
Cash flow hedge balance as of December 31, 2022	(498,578)
Change in the fair value of hedge instrument recognized in OCI	746,648
Tax effects on fair value of hedge instrument	(251,950)
Cash flow hedge balance as of December 31, 2023	(3,880)

b)      Fair value hedge

For the years ending December 31, 2023 and 2022, the designation (which only included financial derivatives) referred to derivative instruments (swap contracts) contracted in October 2022, which aim to eliminate the variation in interest rates associated with the 2nd and 3rd series of debentures from the 12th issue ("CRI debentures") contracted in IPCA for a flow in CDI plus spread, in accordance with the Group's risk management policy.

The type of hedge relationship applied to such instruments is fair value hedge, which is used to offset variations arising from changes in the fair value of the liability attributable to the specific risk.

There is an economic relationship between protected items and hedging instruments, as the terms of the contracts correspond to terms associated with the contracted debt. The Company established a hedge ratio of 1:1 for the hedge relationships, as the underlying risks of the contracts are identical to the protected risk components.

To test the effectiveness of the hedge, the Company uses the sensitivity test, measuring the variation using the offset method in US dollars. Sources of ineffectiveness, historically immaterial, may arise from: (i) reductions or modifications of the protected item (debt payment); (ii) changes in the credit risk of the Company or the counterparty to the contracts; (iii) changes in the spread over IPCA in the swap.

37

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2023, the net position of derivative instruments designated as fair value hedges consists exclusively of financial derivatives and is detailed below:

	Protection object	Reference currency (Notional)	Fair value
Fair value	Interest Rate	BRL	52,319
Total			52,319

5.3.2  Credit risk

Credit risk refers to the risk of a counterparty not fulfilling its contractual obligations, causing the Company to incur financial losses. The Company's sales are made to a large number of Natura and Avon Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the item “provision for expected credit losses” in “accounts receivable from customers”, as shown in explanatory note no. 8.

The Company is also subject to credit risks related to financial instruments contracted in the management of its business, mainly represented by cash and cash equivalents, financial investments and derivative financial instruments. The Company considers the credit risk of the operations it maintains in financial institutions with which it operates to be low, which are considered by Management to be first line.

The financial investment policy established by the Company's Management elects the financial institutions with which contracts can be concluded, in addition to defining limits regarding the percentages of resource allocation and absolute values to be applied to each of them.

5.3.3  Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, short-term investments, funds available through credit facilities and the ability to settle market positions.

Management monitors the Company’s liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	Parent		Consolidated
	2023	2022	2023	2022
Total current assets	1,802,267	148,623	15,987,222	16,121,527
Total current liabilities	(794,348)	(158,269)	(10,413,499)	(13,337,868)
Total net working capital	1,007,919	(9,646)	5,573,723	2,783,659

As of December 31, 2023, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company is in compliance with contractual covenants, are evidenced below:

Parent	Less than a year	One to five years	Total expected contractual cash flow	Interest to be accrued	Carrying amount
Trade accounts payables, related-parties’ and reverse factoring operations	364,149	-	364,149	-	364,149
Lease liability	681	264	945	(121)	824
Dividends payable	294,231	-	294,231	-	294,231
38

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated	Less than a year	One to five years	More than five years	Total expected contractual cash flow	Interest to be accrued	Carrying amount
Borrowing, financing and debentures	357,568	4,194,476	4,078,504	8,630,548	(2,518,846)	6,111,702
Derivatives	140,679	71,134	(160,587)	51,226	-	51,226
Lease liability	401,217	912,529	135,207	1,448,953	-298,513	1,150,440
Trade accounts payables, related parties and reverse factoring operations	5,302,478	-	-	5,302,478	-	5,302,478
Dividends payable	294,231	-	-	294,231	-	294,231

New borrowing and financing in the year ended December 31, 2022 are disclosed on note no 19.

Matters related to climatic factors and other sustainability commitments assumed may expose the Company to possible risks related to its financial instruments, especially related to the potential variability of cash flows required to settle obligations with third parties on financing that involve such commitments. On May 4, 2021, subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to interest of 4.125% p.a. and with maturity date on May 3, 2028 (“ESG Notes”) subject to foreign exchange risk, in the total principal amount of US$1,000,000, and these are guaranteed by the Company.

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%. Any non-compliance with the sustainability goals set forth above and/or lack of report issued by an external verifier attesting to the fulfillment of these goals within 30 days before November 3, 2027 (in relation to the year to be ended December 31, 2026) may affect the Company's liquidity, as it would lead to a 65-basis point increase in the interest rate per year. On the date of preparation of these financial statements, the Company has no indication that these targets will not be met at the time of effective measurement.

5.4     Capital management

The Company's objectives when managing its capital are to safeguard the Company's ability to continue to provide returns to shareholders and benefits to other interested parties, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratios. This index corresponds to net debt divided by EBITDA (earnings before interest, taxes, depreciation and amortization - EBITDA). Net debt, in turn, corresponds to total loans and financing (including short- and long-term loans and financing, as shown in the consolidated balance sheet) subtracted from the amount of cash and cash equivalents and marketable securities (except resources of “Crer Para Ver” and the investment fund Dynamo Beauty Ventures Ltd (“DBV”).

5.5     Fair value measurement

Financial instruments that are measured at fair value on the balance sheet dates as determined by CPC 46 – Fair value measurement (IFRS 13) follow the following hierarchy:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities at balance sheet dates. A market is viewed as active if quoted prices are readily and regularly available from a securities exchange, broker, industry group, pricing service or regulatory agency and those prices represent actual market transactions that occur regularly on a purely commercial basis;
➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose evaluation is based on techniques that, in addition to the quoted prices included in Level 1, use other information adopted by the market for the asset or passive directly (i.e. as prices) or indirectly (i.e. derived from prices); and
➢	Level 3: Valuation techniques for which the lowest level of input that is significant for measuring fair value is not observable.

39

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below, we present the carrying amount and fair values of the Company's financial instruments as of December 31, 2023 and 2022:

Parent				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2023	2022	2023	2022
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	1,079	5,566	1,079	5,566

Short-term investments	7
Exclusive investment funds		Fair value through profit or loss	Level 2	1,579,899	24,264	1,579,899	24,264

Trade accounts receivables – related parties	8 and 32.1	Amortized cost	Level 2	71,860	66,329	71,860	66,329
Dividends receivable	32	Amortized cost	Level 2	81,517	-	81,517	-

Financial liabilities
Financial and operating derivative instruments		Fair value through profit or loss	Level 2	-	-	-	-
Prepaid insurance		Amortized cost	Level 2	14,013	11,456	14,013	11,456
Lease liability	18	Amortized cost	Level 2	(824)	(545)	(824)	(545)
Trade accounts payables, related parties and reverse factoring operations	20 and 32.1	Amortized cost	Level 2	(364,149)	(71,027)	(364,149)	(71,027)
Insurance payable		Amortized cost	Level 2	(19,719)	(15,275)	(19,719)	(15,275)
Dividends payable	24	Amortized cost	Level 2	(294,231)	(260)	(294,231)	(260)
40

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated				Carrying amount		Fair value
	Nota	Classification by category	Fair value hierarchy	2023	2022	2023	2022
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	2,113,566	2,904,808	2,113,566	2,904,808
Certificate of bank deposits		Fair value through profit or loss	Level 2	203,561	46,864	203,561	46,864
Repurchase operations		Fair value through profit or loss	Level 2	1,433,817	1,244,041	1,433,817	1,244,041
				3,750,944	4,195,713	3,750,944	4,195,713
Short-term investments	7
Government securities		Fair value through profit or loss	Level 2	1,272,445	31,415	1,272,445	31,415
Restricted cash		Fair value through profit or loss	Level 2	30,240	1,481	30,240	1,481
Financial treasury bills		Fair value through profit or loss	Level 2	392,253	539,450	392,253	539,450
Loan investment fund		Fair value through profit or loss	Level 2	2,329,118	1,228,093	2,329,118	1,228,093
DBV fund		Fair value through profit or loss	Level 3	36,698	35,235	36,698	35,235
				4,060,754	1,835,674	4,060,754	1,835,674

Trade accounts receivables - related parties	8 and 32.1	Amortized cost	Level 2	3,524,395	3,502,399	3,524,395	3,502,399
Judicial deposits	12	Amortized cost	Level 2	408,030	457,550	408,030	457,550
Sublease receivables	14	Amortized cost	Level 2	180,440	262,108	180,440	262,108
Receivables from service providers	14	Amortized cost	Level 1	109,639	110,214	109,639	110,214
Accounts receivable - sale of subsidiary		Amortized cost
Fixed consideration	34	Amortized cost	Level 2	343,068	-	343,068	-
Contingent consideration	34	Fair value through profit or loss	Level 3	486,429	-	486,429	-
				5,052,001	4,332,271	5,052,001	4,332,271

Financial derivatives (hedge instrument)		Fair value through profit or loss	Level 2	23,293	-	23,293	-
Financial derivative instruments		Fair value through profit or loss	Level 2	255,157	1,008,365	255,157	1,008,365
				278,450	1,008,365	278,450	1,008,365

Financial liabilities
Borrowing, financing and debentures	19
Borrowing in local currency		Amortized cost	Level 2	(6,111,702)	(8,419,320)	(6,111,702)	(8,419,320)
Foreign currency borrowings		Amortized cost	Level 2	-	(5,172,966)	-	(5,172,966)
				(6,111,702)	(13,592,286)	(6,111,702)	(13,592,286)

Financial and operating derivative instruments		Fair value through profit or loss	Level 2	(329,676)	(1,805,242)	(329,676)	(1,805,242)

Lease liability	18	Amortized cost	Level 2	(1,150,440)	(3,270,737)	(1,150,440)	(3,270,737)
Prepaid insurance		Amortized cost	Level 2	14,013	-	14,013	-
Trade accounts payables, related-parties’ and reverse factoring	20 e 32.1	Amortized cost	Level 2	(5,302,478)	(6,375,930)	(5,302,478)	(6,375,930)
Insurance payables	23	Amortized cost	Level 2	(1.239)	(69,364)	(1.239)	(69,364)
Dividends payable	24	Amortized cost	Level 2	(294,231)	(260)	(294,231)	(260)

41

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

When measuring, the carrying value represents a reasonable approximation of the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;
(ii)	the balances of the short-term investments: a) measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;
(iii)	except for the real estate receivables certificates, which are measured at fair value due to the designation as fair value hedge accounting, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and
(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Fundo Dynamo Beauty Ventures Ltda. (“DBV Fund”), classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would consider for these discounts when defining the investment price. An increase (reduction) of 1% in the discount applied (15.3%) would result in an increase (reduction) in the fair value of the investment of R$394 (R$402 in 2022).

As part of the sales agreement with the acquirer of the former subsidiary The Body Shop (as disclosed in explanatory note no. 36), a contingent consideration was agreed, stipulating additional cash payments to the Company of up to £30,000 in 2025 and £60,000 in 2026, if certain performance measures are achieved by The Body Shop's operation in each of the respective previous fiscal years. As of December 31, 2023, The Body Shop's key performance indicators indicate that the target is likely to be achieved and therefore the fair value of the contingent consideration reflects the achievement of anticipated results. Fair value is determined using the discounted cash flow method. The main significant unobservable assumptions used in measuring fair value include The Body Shop's probability-adjusted EBITDA and the discount rate. An increase (reduction) of 1% in the applied discount rate (4.5%) would result in an increase (reduction) in the fair value of the credit receivable of R$13,456. A 25% increase (decrease) in probability-adjusted EBITDA would not result in changes in the fair value of the credit receivable.

There were no transfers between measurement levels in the fair value hierarchy in the year ended December 31, 2023 and 2022 for these assets and liabilities.

Additionally, in the year ended December 31, 2023, there were no material effects on the fair value of financial assets and liabilities as a result of an increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or market inactivity considered in the evaluation.

42

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
6.CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	2023	2022	2023	2022
Cash and banks	1,079	5,566	2,113,566	2,904,808
Certificate of bank deposits	-	-	203,561	46,864
Repurchase operations (a)	-	-	1,433,817	1,244,041
	1,079	5,566	3,750,944	4,195,713

(a)	Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”), these investments offer high liquidity with a redemption period of up to 90 days. As of December 31, 2023 and 2022, repurchase operations are remunerated at an average rate of 100.0% of CDI.

7. SHORT-TERM INVESTMENTS

	Parent		Consolidated
	2023	2022	2023	2022
Exclusive Investment fund(a)	1,579,899	24,264	-	-
Mutual investment funds (b)	-	-	2,329,118	1,228,093
Treasury bills (c)	-	-	392,253	539,450
Government securities (LFT) (d)	-	-	1,272,445	31,415
DBV fund	-	-	36,698	35,235
Restricted cash	-	-	30,240	1,481
	1,579,899	24,264	4,060,754	1,835,674

Current	1,579,899	24,264	4,024,056	1,800,439
Non-current	-	-	36,698	35,235

(a)

The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.

The values of the shares held by the Parent Company are presented under the item “Exclusive Investment Fund” at the Parent Company.The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the shares of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

The balance as of December 31, 2023, related to the “Crer para Ver” line within the exclusive investment fund is R$94,322 (R$91,340 as of December 31, 2022).

(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the entities of Argentina, Chile, Colombia and Mexico.
(c)	As of December 31, 2023, investments in treasury bills are remunerated at an average rate of 108.15% of the CDI (109.69% as of December 31, 2022).
(d)	As of December 31, 2023, investments in Government securities (LFT) are remunerated at an average rate of 100.75% of the CDI (100.02% of the CDI as of December 31, 2022).

43

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on December 31, 2023 and 2022 is as follows:

	Consolidated
	2023	2022
Certificate of bank deposits (CDB)	644	2,012
Repurchase operations (cash and cash equivalents)	1,433,487	937,645
Treasury bills	392,253	539,451
Government securities (LFT)	1,272,445	46,070
	3,098,829	1,525,178

These amounts are presented together with the other investments of the same nature of the Company in the consolidated.

8.       TRADE ACCOUNTS RECEIVABLE

	Consolidated
	2023	2022
Trade accounts receivable	3,893,880	3,933,550
(-) Allowance for expected credit losses	(369,485)	(431,151)
	3,524,395	3,502,399

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivables by exposure to allowance for expected credit losses as of December 31, 2023 and 2022:

	Consolidated
	2023		2022
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	3,150,046	(111,784)	2,814,843	(94,148)
Past due:
Up to 30 days	348,851	(48,397)	621,711	(59,764)
31 to 60 days	89,271	(32,502)	142,507	(53,609)
61 to 90 days	66,496	(31,128)	106,124	(48,851)
91 to 180 days	239,194	(145,656)	248,365	(174,779)
Over 180 days	22	(18)	-	-
	3,893,880	(369,485)	3,933,550	(431,151)

44

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the allowance for expected credit losses for the year ended December 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(605,995)
Write-offs (a)	592,857
Translation adjustment	35,968
Balance as of December 31, 2022	(431,151)
Write-off from sale of subsidiaries	7,107
Additions, net of reversals	(605,874)
Write-offs (a)	634,657
Translation adjustment	25,776
Balance as of December 31, 2022	(369,485)

(a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivables and sales of customer portfolios.

9.          INVENTORIES

	Consolidated
	2023	2022
Finished products	2,390,999	3,634,068
Raw materials and packaging	882,514	1,159,507
Auxiliary materials	224,370	146,409
Products in progress	41,604	68,849
(-) Provision for inventory losses	(452,092)	(491,959)
	3,087,395	4,516,874

The changes in the allowance for inventory losses for the years ended December 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2021	(615,944)
Additions, net of reversals (a)	(305,705)
Write-offs (b)	366,198
Translation adjustment	63,492
Balance as of December 31, 2022	(491,959)
Write-off from sale of subsidiaries	63,971
Additions, net of reversals (a)	(422,498)
Write-offs (b)	352,519
Translation adjustment	45,875
Balance as of December 31, 2023	(452,092)

a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	It consists of write-offs of products for which there already had an allowance for losses, where the Company has no expectation of sales/realization.

45

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

10.        RECOVERABLE TAXES

	Consolidated
	2023	2022
ICMS on purchase of goods (a)	561,224	704,018
Taxes on purchase of goods – foreign subsidiaries	214,699	245,955
ICMS on purchases of property, plant and equipment and purchase of goods	15,912	14,365
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	620,631	950,307
Withholding PIS, COFINS and CSLL	1,671	1,671
Tax on Manufactured Goods - IPI (c)	127,127	152,686
Other	179,673	199,276
	1,720,937	2,268,278

Current	608,530	911,410
Non-current	1,112,407	1,356,868

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.
b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.
c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

46

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
11.      INCOME TAX AND SOCIAL CONTRIBUTION

11.1  Deferred

The deferred Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL amounts arise from temporary differences in the subsidiaries. For certain subsidiaries and the Company, deferred tax balances on tax losses were also recognized. The Company’s Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction.

The amounts are as follows:

i)                Breakdown of deferred income taxes and social contribution

	Parent		Consolidated
	2023	2022	2023	2022
Tax loss carryforwards	-	18,491	1,778,203	2,465,805
Receivables	-	-	141,595	192,260
Inventory	-	-	141,650	219,367
Fixed and intangible assets	-	-	31,991	160,716
Lease liabilities	144	34	262,175	444,444
Accruals, reserves and provision for tax, civil and labor risks (b)	5,705	14,251	358,108	649,768
Employee benefits	32,223	60,215	340,807	373,817
Non-functional currency positions, including derivatives and hedge accounting transactions (c)	-	-	9,811	307,732
Foreign tax credit carryforwards (a)	10,003	57,205	10,003	363,493
Other temporary differences	-	-	145,151	124,689
Total deferred tax assets	48,075	150,196	3,219,494	5,302,091

Non-functional currency positions, including derivatives and hedge accounting transactions (c)	-	-	(16,500)	-
Fixed and intangible assets	-	-	(213,266)	(339,627)
Employee benefits	-	-	(145,149)	(132,609)
Right to use assets	(127)	(29)	(195,814)	(359,072)
Contingent consideration	-	-	(157,966)	-
Fair value of identifiable net assets in business combination (d)	-	-	(281,436)	(1,561,946)
Other temporary differences	-	-	(336,758)	(323,736)
Total deferred tax liabilities	(127)	(29)	(1,346,889)	(2,716,990)

Total of deferred income tax and social contribution, net	47,948	150,167	1,872,605	2,585,101

Deferred income taxes and social contribution assets, net (e)	47,948	150,167	2,200,695	3,519,515
Deferred income taxes and social contribution liabilities, net (e)	-	-	(328,090)	(934,414)

a)	Primarily relates to foreign tax credit carryforwards in Brazil that had historically been reported as prepaid income taxes rather than deferred tax assets.
b)	Includes (i) expenses under the accrual basis, reflecting deductible expenses incurred in the year, (ii) deferred revenue, (iii) accrued and unpaid compensation and (iv) other reserves not currently deductible for tax.
c)	Due to underlying changes in non-functional currencies relative to the Brazilian Real, the balance at 2023 year-end primarily reflects a loss on a hedge instrument that can only be deducted when the hedge instrument is settled; as of 2022 year-end, the balance primarily reflected a gain on a hedge which could be deferred until settlement.
d)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of the subsidiaries Avon, The Body Shop and Aesop.
e)	Balance presented in the balance sheet including the effects of the jurisdictional offset of deferred tax assets and liabilities of the same nature, originating from the same taxpayer and tax authority.
47

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

See Footnote 3 for a summary description of the income tax accounting policies adopted by the Company related to deferred taxation. Management continuously evaluates all sources of income to allow unrecognized deferred tax asset to become recognized when it is probable that there are sufficient sources of taxable income to allow for their recognition. Generally, recognition will occur when there is a history of profits that can be sustained and relied upon in the future and/or when facts/circumstances change indicating that a history of losses has been overcome due to elimination of loss-making factors, changes in operations and other factors. Similarly, management evaluates when de-recognition is appropriate when the sources of income are not sufficient to support continued recognition of deferred tax assets.

As of December 31, 2023, there are deferred tax assets recognized in the current and previous periods arising from tax losses and negative CSLL base in the total amount of R$1.8 billion (R$2.5 billion as of December 31, 2022) , of which approximately R$1.55 billion is associated with operational entities, including our financial operation in the subsidiary Natura &Co Luxembourg, which currently generate taxable profits or have other sources of income.

Additionally, there are deferred tax assets recognized in the current and previous periods for tax losses and/or other deferred tax assets arising from operations of the indirect subsidiary Avon México, which is currently in deficit, totaling R$376 million (R$293 million as of December 31, 2022) . In relation to the indirect subsidiary Avon México, the Company's Management assessed the recoverability of these deferred tax assets based on all available information, including future taxable profits projected and incorporated into the projections, as well as the monitoring of initiatives (which also involve the restructuring of operations in the Latin America) that were approved at the highest levels of governance, and concluded that the realization of the assets is probable. The projections are also consistent with those prepared and used internally for business planning and impairment testing purposes. Based on these projections and the underlying facts and circumstances, it was determined that there would be sufficient taxable income to realize the benefit of the recognized deferred tax assets.

The changes in deferred asset and liability income tax and social contribution for the years ended December 31, 2023 and 2022 were as follows:

	Parent	Consolidated
	Asset	Asset	Liability
Balance as of December 31, 2021	61,712	3,100,515	(994,041)
Effect on statement of profit or loss	80,470	599,136	(1,071)
Reserve for grant of options and restricted shares	7,985	28,750	(1,617)
Other comprehensive income impact	-	270,035	-
Translation adjustment	-	(478,921)	62,315
Balance as of December 31, 2022	150,167	3,519,515	(934,414)
Effect on income statement	(79,856)	(894,732)	(167,668)
Transfer between deferred income tax and social contribution liabilities and assets	-	(18,502)	18,502
Reclass of UTP to Deferred Tax Liability	-	-	(46,760)
Transfer of Prepaid to Deferred Tax	-	20,213
Discontinued operations		(374,090)	788,977
Reserve for grant of options and restricted shares	(22,363)	(31,772)	2,486
Other comprehensive income impact	-	8,195	-
Translation adjustment	-	(28,132)	10,787
Balance as of December 31, 2023	47,948	2,200,695	(328,090)

48

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2023, the Company had the following unrecognized deferred tax assets:

Item	Amount	Indefinite Expiration	Definite Expiration
Net operating loss (a)	9,513,303	8,715,748	797,555
Credits (b)	584,474	-	584,474
Other future deductible Items	2,156,658	2,156,658
Total	12,254,435	10,872,406	1,382,029

a)	During 2024, no significant expirations are expected; the majority of expirations are expected to occur in 2027 and successive years.
b)	During 2024, no significant expirations are expected; the majority of expirations are expected to occur in 2027.

Unrecognized deferred tax assets are substantially associated with the acquisition of Avon’s operations, especially from operations in Luxembourg, United Kingdom and United States. As of December 31, 2023, there are no events or circumstances that could allow for further recognition of unrecognized deferred tax assets. This situation could change in the future as events and/or relevant facts and circumstances allow.

11.2  Reconciliation of income tax and social contribution reflected in continuing operations:

	Parent		Consolidated
	2023	2022	2023	2022
Income (loss) before income tax and social contribution	3,134,990	(2,938,507)	(2,668,347)	(2,168,618)
Income tax and social contribution at the rate of 34%	(1,065,897)	999,092	907,238	737,330
Brazil Investment subsidies	-	-	427,897	207,608
Share of profit of equity investees	1,155,836	(870,600)	-	-
Effect from differences of tax rates of entities abroad	-	-	(147,265)	(103,447)
Taxation of profits of foreign subsidiaries (a)	(24,546)	(44,545)	(49,264)	56,126
Unrecognized Deferred income tax (b)	-	-	(642,608)	(762,362)
Exercise of purchase options and restricted share plans				52
Non-Deductible donation and contribution	-	-	(27,136)	(35,616)
Interest on Net Equity	(221,849)	-	-	-
Withholding and Sub-national taxes not recognized	-	-	(42,763)	(60,121)
Goodwill impairment (b)	-	-	(225,723)	(70,730)
Other permanent differences	3,559	(5,069)	(113,976)	(61,193)
Income tax and social contribution revenue (expenses)	(152,897)	78,878	86,400	(92,353)

Income tax and social contribution - current	(232,753)	(1,592)	(976,000)	(690,418)
Income tax and social contribution - deferred	79,856	80,470	1,062,400	598,065

Effective tax rate - %	4.0%	2.7%	4.3%	(4.3%)

a)	Certain earnings of foreign subsidiaries may be subjected to income taxation net of applicable credits, if any, by their parent holding companies in addition to the local taxing jurisdictions in which they conduct operations. Within the Natura Group, these types of taxation regimes exist in various jurisdictions including but not limited to Brazil, Australia, United Kingdom, United States.
b)	During 2022 and 2023, the Company recognizes an impairment of the goodwill associated with Avon International CGU. The Avon International goodwill resulting from its acquisition is non-deductible for income tax purposes.

49

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

11.3  Income tax and social contribution included in discontinued operations

During the year ended December 31, 2023, a pre-tax profit of R$7,772 million was reflected in discontinued operations primarily associated with the former subsidiaries Aesop and The Body Shop. The pre-tax profit was generated by the net gain resulting from the divestiture of these business units partially offset with the net loss from operations of these business units and other discontinued operational losses associated with the Avon business unit.  As of December 31, 2023, income tax expense was reflected in the results of discontinued operations in the amount of R$2,214 million resulting in an effective tax rate of 28.5%. The difference of 5.5% between the effective tax rate and the statutory tax rate of 34% is primarily attributable to the exclusion of income associated with currency translation effects included in book income that is excluded from taxable income partially offset with the effect of losses that cannot be benefitted.

During the year ended December 31, 2022, a pre-tax loss of R$380 million was generated and no income tax benefit was able to be reflected in the results of discontinued operations.

See section 11.1 for the cumulative amount of unrecognized tax benefits that exist for the Company related to its assets, liabilities and tax attributes (net operating loss and income tax credit attributes that exist as of December 31, 2023).

12.     JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of December 31, 2023 and 2022 are as follows:

	Consolidated
	2023	2022
Unaccrued tax proceedings (a)	228,331	274,273
Accrued tax proceedings (b)	154,077	150,929
Unaccrued civil proceedings	5,462	5,783
Accrued civil proceedings	1,453	1,470
Unaccrued labor proceedings	10,018	11,014
Accrued labor proceedings	8,689	14,081
Total judicial deposits	408,030	457,550

a)	The tax proceedings related to these judicial deposits refer mainly to the ICMS-ST.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in note no. 21, and the amounts provisioned according to note no. 20.

50

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

  Changes in judicial deposits balances for the year ended December 31, 2022 and 2021 are presented below:

Consolidated
Balance as of December 31, 2021	585,284
New deposits	27,479
Redemptions in favor of the Company	(67,533)
Monetary adjustment	35,508
Application in the liquidation of proceedings	(121,025)
Transfers	25
Translation adjustment	(2,188)
Balance as of December 31, 2022	457,550

Consolidated
Balance as of December 31, 2022	457,550
New deposits	13,493
Redemptions in favor of the Company	(35,227)
Monetary adjustment	28,460
Application in the liquidation of proceedings	(55,494)
Translation adjustment	(752)
Balance as of December 31, 2023	408,030

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

13.     NON-CURRENT ASSETS HELD FOR SALE

The changes in the balance for the years ended December 31, 2023 and 20221 are as follows:

Consolidated
Balance as of December 31, 2021	52,921
Transfers from property, plant and equipment, other assets and liabilities	13,235
Impairment	(12,510)
Sale (c)	(55,034)
Translation adjustment	1,439
Balance as of December 31, 2022	51

Balance as of December 31, 2022	51
Transfers from the former subsidiary Aesop (a)	2,492,471
Other transfers (b)	555,013
Impairment (c)	(53,117)
Sale (d)	(2,988,713)
Translation adjustment	(5,705)
Balance as of December 31, 2023	-

a)	These transfers include the assets of the former subsidiary Aesop, and whose sale was assessed as highly probable in the quarter ended March 31, 2023. The sales impacts are presented in note no. 36.
b)	The other transfers include certain properties of the subsidiary Avon, located in the United States, Chile and Brazil.
c)	Reflect the recognition of loss due to impairment of properties of the subsidiary Avon, located in the United States, Chile and Brazil, transferred to non-current assets held for sale and being tested for impairment purposes upon transfer and consequent measurement to the lower of fair value fewer selling costs and previous book value.
d)	The write-offs due to disposal presented in the movement include the value of the assets of the former subsidiary Aesop. Also among the write-offs are the sale of an asset of the subsidiary Avon in Chile, amounting to R$37,484.

51

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.     OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	2023	2022	2023	2022
Marketing and advertising advances	-	-	43,150	43,509
Supplier advances	308	1,357	203,193	290,205
Employee advances	64	-	19,297	20,267
Rent advances and guarantee deposit (a)	-	-	20,284	160,437
Advance insurance expenses	14,013	11,456	110,355	124,293
Overfunded pension plan (b)	-	-	723,130	694,527
Customs broker advances - Import taxes	-	-	43,316	38,398
Sublease receivables (c)	-	-	180,440	262,108
Carbon credits	-	-	13,970	14,297
Receivables from service providers (d)	-	-	109,639	110,214
Other	1,160	749	165,332	257,566
	15,545	13,562	1,632,106	2,015,821

Current	15,545	13,562	604,427	763,384
Non-current	-	-	1,027,679	1,252,437
a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the former subsidiary Avon, in accordance with the exemptions of IFRS 16 / CPC 06 (R2); and (ii) in 2022 included security deposits for the rental of certain stores of the former subsidiaries Aesop and The Body Shop.
b)	Pension plan arising from the acquisition of subsidiary Avon. The variance in the balance refers to the revision in mortality tables offset by the impact of exchange rate variation due to the appreciation of the real.
c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.
d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.
52

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.     INVESTMENTS

	Parent
	2023	2022
Investments in subsidiaries, net of losses	22,056,486	22,215,420

	Natura Cosméticos S.A.	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	9,421,472	(8,195,156)	5,993,658	7,219,974
Fair value adjustment of acquired assets and liabilities	-	3,583,052	-	3,583,052
Goodwill	4,809,091	3,504,023	2,940,346	11,253,460
Total	14,230,563	(1,108,081)	8,934,004	22,056,486
Net income (loss) for the year of subsidiaries	6,488,140	(2,905,372)	480,643	4,063,411

Balances as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420
Share of profit (loss) of equity investees	6,488,140	(2,905,372)	480,643	4,063,411
Share of profit (loss) of equity investees – goodwill impairment	-	(663,892)	-	(663,892)
Translation adjustment	(1,932,114)	(444,383)	(359,795)	(2,736,292)
Capital increase	-	158,377	150,000	308,377
Dividends paid	(1,950,098)	-		(1,950,098)
Effect of hyperinflationary economy adjustment	273,153	(46,126)	-	227,027
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	69,638	42,388	-	112,026
Hedge accounting impacts, net of tax effects	494,020	678	-	494,698
Actuarial gains (losses)	(12,706)	(915)	-	(13,621)

Goodwill related to a transferred subsidiary.(a)	4,809,091	(7,749,435)	2,940,344	-
Other impacts	(570)	-	-	(570)
Balances as of December 31, 2023	14,230,563	(1,108,081)	8,934,004	22,056,486

a) During the year, the Company conducted restructuring transactions between certain subsidiaries through its investees. Due to those transactions, Company reallocated the goodwill balances to the entities, with continuing operations, able to benefit from this associated goodwill. These reallocations did not change the Company's equity position, total balance of investments or affect the net assets of the investees.

53

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Natura Cosméticos S.A.(a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,992,009	(6,243,991)	5,722,812	5,470,830
Shareholders’ equity interest (unsecured liabilities)	5,992,009	(6,243,991)	5,722,812	5,470,830
Fair value adjustment of acquired assets and liabilities	-	4,062,913	-	4,062,913
Tax benefit from income tax of subsidiaries (b)	-	373,812	-	373,812
Goodwill	-	12,307,865	-	12,307,865
Total	5,992,009	10,500,599	5,722,812	22,215,420
Net income (loss) for the year of subsidiaries	123,717	(2,636,416)	(47,888)	(2,560,587)

Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	123,717	(2,353,495)	(47,888)	(2,277,666)
Share of profit (loss) of equity investees - Goodwill impairment	-	(282,921)	-	(282,921)
Translation adjustment	(1,641,297)	(786,647)	(530,490)	(2,958,434)
Effect of hyperinflationary economy adjustment	140,973	(116,017)	-	24,956
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	73,537	43,602	-	117,139
Hedge accounting impacts, net of tax effects	(523,609)	3,076	-	(520,533)
Distribution of dividends	-	-	(128,098)	(128,098)
Other impacts	1,792	(41,993)	-	(40,201)
Balance as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420

54

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.     PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Write-off due to sale of subsidiary	Translation adjustment	2023
Cost:
Vehicles	2 to 5	74,362	9,285	(5,629)	11	-	-	(30,292)	47,737
Tooling	3	204,177	72	(135)	6,700	-	-	212	211,026
Tools and accessories	3 to 20	175,452	13,676	(16,033)	4,360	-	-	4,275	181,730
Facilities	3 to 60	307,448	984	(1,338)	25,016	(166)	-	7,491	339,435
Machinery and accessories	3 to 15	2,272,136	37,809	(75,340)	180,157	(25,065)	(62,120)	(127,358)	2,200,219
Leasehold improvements	2 to 20	1,128,086	47,444	(93,243)	4,514	(696,954)	(223,379)	(28,035)	138,433
Buildings	14 to 60	1,916,939	15,966	(56,721)	(2,617)	(582,033)	(28,653)	(132,441)	1,130,440
Furniture and fixtures	2 to 25	674,062	57,609	(89,422)	672	(93,440)	(359,311)	(31,344)	158,826
Land	-	645,657	30,313	(631)	-	(267,425)	(4,934)	(13,106)	389,874
IT equipment	3 to 15	627,770	23,286	(108,116)	9,268	(52,223)	(66,626)	(39,004)	394,355
Other assets	-	26,230	-	(12)	-	-	-	(758)	25,460
Projects in progress	-	580,627	376,452	(35,425)	(318,663)	(38,743)	(11,016)	(54,937)	498,295
Total cost		8,632,946	612,896	(482,045)	(90,582)	(1,756,049)	(756,039)	(445,297)	5,715,830

Accumulated depreciation:
Vehicles		(38,070)	(5,812)	4,912	-	(24)	-	16,107	(22,887)
Tooling		(179,485)	(8,920)	135	(13)	-	-	(117)	(188,400)
Tools and accessories		(135,440)	(17,766)	15,872	(1,260)	-	-	76,188	(62,406)
Facilities		(201,307)	(14,395)	2,554	(390)	166	-	6,033	(207,339)
Machinery and accessories		(1,118,339)	(203,294)	62,508	(126)	17,185	37,722	15,722	(1,188,622)
Leasehold improvements		(626,431)	(65,843)	89,857	-	464,551	120,073	23,647	5,854
Buildings		(455,402)	(105,083)	27,612	6	301,177	10,480	60,398	(160,812)
Furniture and fixtures		(408,832)	(79,210)	71,758	1,620	62,651	248,773	22,245	(80,995)
IT equipment		(475,668)	(64,163)	105,080	14	31,284	44,521	(13,775)	(372,707)
Other assets		(27,822)	(549)	-	-	-	-	48,429	20,058
Total depreciation		(3,666,796)	(565,035)	380,288	(149)	876,990	461,569	254,877	(2,258,256)
Net total		4,966,150	47,861	(101,757)	(90,731)	(879,059)	(294,470)	(190,420)	3,457,574

55

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2021	Additions	Write-offs	Impairment	Transfers	Translation adjustment	2022
Cost:
Vehicles	2 to 5	38,902	8	(6,559)	-	49,285	(7,274)	74,362
Tooling	3	191,840	-	(2,310)	-	14,976	(329)	204,177
Tools and accessories	3 to 20	110,998	17,261	(8,177)	-	(43,369)	98,739	175,452
Facilities	3 to 60	303,452	181	(564)	-	13,147	(8,768)	307,448
Machinery and accessories	3 to 15	1,959,943	23,188	(63,473)	-	520,561	(168,083)	2,272,136
Leasehold improvements	2 to 20	1,128,504	68,980	(54,148)	(1,665)	106,151	(119,736)	1,128,086
Buildings	14 to 60	1,982,245	7,174	(19,104)	-	120,512	(173,888)	1,916,939
Furniture and fixtures	2 to 25	660,126	71,960	(41,095)	(7,629)	53,632	(62,932)	674,062
Land	-	628,373	-	-	-	10,043	7,241	645,657
IT equipment	3 to 15	634,580	26,602	(34,279)	(191)	84,452	(83,394)	627,770
Other assets	-	31,636	-	(4,227)	-	-	(1,179)	26,230
Projects in progress	-	561,488	495,771	(1,739)	-	(429,391)	(45,502)	580,627
Total cost		8,232,087	711,125	(235,675)	(9,485)	499,999	(565,105)	8,632,946

Accumulated depreciation:
Vehicles		(9,457)	(6,057)	5,508	-	(40,920)	12,856	(38,070)
Tooling		(174,164)	(7,841)	2,310	-	-	210	(179,485)
Tools and accessories		(65,740)	(16,385)	1,823	-	46,967	(102,105)	(135,440)
Facilities		(183,420)	(17,051)	192	-	(8,804)	7,776	(201,307)
Machinery and accessories		(728,408)	(172,480)	56,142	-	(397,740)	124,147	(1,118,339)
Leasehold improvements		(602,622)	(133,533)	50,379	-	(12,257)	71,602	(626,431)
Buildings		(298,327)	(103,822)	14,111	-	(136,601)	69,237	(455,402)
Furniture and fixtures		(369,610)	(90,731)	31,606	-	(18,576)	38,479	(408,832)
IT equipment		(392,095)	(119,870)	36,065	-	(71,041)	71,273	(475,668)
Other assets		(30,836)	(2,287)	3,868	-	-	1,433	(27,822)
Total depreciation		(2,854,679)	(670,057)	202,004	-	(638,972)	294,908	(3,666,796)
Net total		5,377,408	41,068	(33,671)	(9,485)	(138,973)	(270,197)	4,966,150

56

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.      INTANGIBLES

							Consolidated
	Useful life range (in years)	2022	Additions	Write-offs	Impairment	Transfers	Transfer to asset held for sale	Write-off due to sale of subsidiary	Translation adjustment	2023
Cost:
Software	2,5 to 10	2,949,813	391,102	(621,831)	-	96,351	(96,956)	(469,184)	(150,242)	2,099,053
Trademarks and patents (defined useful life)	20 to 25	813,204	-	-	-	-	(139,869)	(4,443)	(49,005)	619,887
Trademarks and patents (indefinite useful life)	-	4,818,030	-	-	-	-	-	(2,503,964)	36,281	2,350,347
Goodwill Avon (a)	-	12,307,865	-	-	(663,892)	-	-	-	(390,514)	11,253,459
Goodwill Emeis Brazil Pty Ltd. (b)	-	124,315	-	-	-	-	(124,315)	-	-	-
Goodwill The Body Shop (c)	-	1,645,527	-	-	-	-	-	(1,701,981)	56,454	-
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	(1,456)	-	-
Goodwill aquisition of Singu	-	-	52,049	-	-	-	-	-	-	52,049
Relationship with retail clients	10	2,583	-	(2,856)	-	-	(2,255)	(4,021)	6,752	203
Key money (indefinite useful life) (d)	-	22,313	-	(14,601)	-	-	-	(7,719)	7	-
Key money (defined useful life) (e)	3 to 18	7,828	1,329	(3,519)	-	-	-	(5,279)	(359)	-
Relationship with franchisees and sub franchisees and sales representative (f)	14 to 15	2,676,563	-	-	-	-	-	(686,701)	(57,787)	1,932,075
Technology developed (by acquired subsidiary)	-	1,457,039	-	-	-	-	-	-	(105,109)	1,351,930
Other intangible assets and intangible under development	-	133,403	3,779	(18,995)	-	(8,115)	(9,797)	(83,397)	(10,149)	6,729
Total cost		26,959,939	448,259	(661,802)	(663,892)	88,236	(373,192)	(5,468,145)	(663,671)	19,665,732

Accumulated amortization:
Software		(1,720,169)	(439,031)	584,109	-	1,875	75,818	387,808	96,495	(1,013,094)
Trademarks and patents		(169,620)	(31,901)	-	-	-	45,298	12,127	18,919	(125,177)
Key money		(10,103)	-	-	-	-	-	10,103	-	-
Relationship with retail clients		(2,968)	(1,668)	2,719	-	-	2,255	-	(540)	(202)
Relationship with franchisees and sub franchisees		(918,994)	(260,104)	-	-	-	-	279,726	30,248	(869,124)
Technology developed		(874,225)	(278,969)	-	-	-	-	-	71,649	(1,081,545)
Other intangible assets		(2,890)	(4,136)	16,757	-	619	9,797	-	(26,871)	(6,724)
Total accrued amortization		(3,698,969)	(1,015,809)	603,585	-	2,495	133,168	689,764	189,900	(3,095,866)
Net total		23,260,970	(567,550)	(58,217)	(663,892)	90,731	(240,024)	(4,778,381)	(473,771)	16,569,866
57

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Useful life range (in years)	2021	Additions	Write-offs	Impairment	Transfers	Translation adjustment	2022
Cost:
Software	2.5 to 10	2,492,616	155,044	(43,333)	(21,381)	640,903	(274,036)	2,949,813
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	-	(76,630)	813,204
Trademarks and patents (indefinite useful life)	-	5,888,623	-	(43)	-	-	(1,070,550)	4,818,030
Goodwill Avon (a)	-	13,381,191	-	-	(282,921)	-	(790,405)	12,307,865
Goodwill Emeis Brazil Pty Ltd. (b)	-	143,180	-	-	-	-	(18,865)	124,315
Goodwill The Body Shop (c)	-	2,063,672	-	-	(2,599)	-	(415,546)	1,645,527
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,880	-	-	-	-	(297)	2,583
Key money (indefinite useful life) (d)	-	24,985	268	(152)	(623)	-	(2,165)	22,313
Key money (defined useful life) (e)	3 to 18	14,363	-	(3,618)	(940)	-	(1,977)	7,828
Relationship with franchisees and sub franchisees and sales representative (f)	14 to 15	2,990,558	-	-	-	-	(313,995)	2,676,563
Technology developed (by acquired subsidiary)	-	1,580,808	-	-	-	-	(123,769)	1,457,039
Other intangible assets and intangible under development	-	277,776	207,911	(21)	-	(336,346)	(15,917)	133,403
Total cost		29,751,942	363,223	(47,167)	(308,464)	304,557	(3,104,152)	26,959,939

Accumulated amortization:
Software		(1,369,767)	(417,253)	42,462	-	(179,645)	204,034	(1,720,169)
Trademarks and patents		(143,186)	(36,791)	-	-	-	10,357	(169,620)
Key money		(16,517)	-	4,505	-	-	1,909	(10,103)
Relationship with retail clients		(3,218)	(42)	-	-	-	292	(2,968)
Relationship with franchisees and sub franchisees		(729,049)	(264,320)	-	-	-	74,375	(918,994)
Technology developed		(632,326)	(272,297)	-	-	-	30,398	(874,225)
Other intangible assets		(296)	(3,228)	-	-	(48)	682	(2,890)
Total accrued amortization		(2,894,359)	(993,931)	46,967	-	(179,693)	322,047	(3,698,969)
Net total		26,857,583	(630,708)	(200)	(308,464)	124,864	(2,782,105)	23,260,970

a)	Goodwill related to the acquisition of subsidiary Avon. It does not have defined useful life and it is subject to annual impairment tests.
b)	Goodwill related to the acquisition of subsidiary Emeis Holdings Pty Ltd. acquisition. It does not have defined useful life and it is subject to annual impairment tests.
c)	Goodwill related to the acquisition of subsidiary The Body Shop, classified as future economic benefits. It does not have defined useful life and it is subject to annual impairment tests.
d)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement.
e)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later.
f)

The balance refers to identifiable intangible assets from relationship with the subsidiary The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years.

58

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)    Impairment test of intangible assets with indefinite useful lives

Goodwill balances arising from business combinations, as well as intangible assets with indefinite useful lives were allocated to the CGU groups which expect to benefit from the synergy of the business combinations. In accordance with CPC 01 (R1) / IAS 36 - Impairment of Assets, when a CGU or group of CGU has an intangible asset with an indefinite allocated useful life, the Company must perform at least annually the impairment test of it carrying amount.

With the sale of the stake in the former subsidiaries The Body Shop and Aesop, the respective balances of intangible assets with an indefinite useful life were derecognized in 2023.

The carrying amount of intangible assets with undetermined useful life and goodwill allocated to each CGU group are presented below:

Groups of CGUs	Trademarks and patents		Goodwill		Total
	2023	2022	2023	2022	2023	2022
Natura &Co Latam	-	-	9,527,619	9,765,077	9,527,619	9,765,077
Avon International	2,350,347	2,396,290	1,777,889	2,542,788	4,128,236	4,939,078
TBS International	-	2,421,740	-	1,645,527	-	4,067,267
Aesop International (*)	-	-	-	124,315	-	124,315
Total	2,350,347	4,818,030	11,305,508	14,077,707	13,655,855	18,895,737

(*) The trademarks and patents recognized as part of the acquisition of Aesop were assessed as having a determined useful life and, therefore, are not presented in the table above as of December 31, 2022.

The main assumptions used to calculate the value in use as of December 31, 2023 are presented below:

	Avon Internacional	Natura &Co Latam
Impairment estimate (value in use)

Discounted cash flow based on financial budgets approved by the Board of Directors for a period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity.

Operating margin

Operating margins are based on average amounts obtained in the 2 years prior to the beginning of the budgeted period and projections for the next ten years. These margins are increased over the budget period to improve the expected efficiency.

Estimated cost

Costs based on historical data and market trends, optimization of retail and direct sales operations (renewal of the geographical presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.

Revenue growth rates

Growth rates are initially based on published industry research and adjusted by the expected performance for each CGUs group (which, considering the level of goodwill monitoring by the Company, reflects the operating segments), given the initiatives in place for each segment as well as the respective macroeconomic environment that apply to each segment and are included in the budgets approved by governance leadership bodies (including the Board of Directors).

Perpetuity growth rate (*)	Constant growth of 4.66%	Constant growth of 6.48
Discount rate

Discount rates represent the risk assessment in the current market, specific to each group of CGUs, taking into account the value of overtime and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. Such cash flows were discounted at the discount rate calculated before tax on the currency with the one used for the projections, 17.74% and 13.87% for Natura &Co Latam and Avon International operating segments, respectively. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) The rates are based on published market analyzes and projections regarding the reporting segment in which they operate and adjusted to reflect the assumptions considered by Management in the approved projections and to reflect the inflation differential of other currencies, when applicable. Such rates are also calculated in a currency consistent with those used for the projects and the discount rates.

The Company considers the correlation between its market capitalization and its book value, among other factors, such as the decline in the performance of certain operations and macroeconomic indicators that involve the sector in which it operates, when evaluating potential indications of impairment. On December 31, 2023, the Company's market capitalization was lower than the book equity value. In addition, inflationary pressures, and uncertainty in the markets, impacting the economic recovery in the retail and cosmetics sectors, as well as the generalized effects of the conflict between Russia and Ukraine, negatively affected the results and prospects of some of the Company’s operations, in particular for the Group of CGUs comprising Avon International operations. Such factors led to continuous monitoring of this indicator during the year.

The recoverable value of Avon International's CGUs totaled R$6,511,243 and was determined based on its value in use, considering the above assumptions and based on a weighted assessment of possible scenarios based on these projections, which reflect Management's best estimates. The loss due to impairment was recognized in other operating expenses in the statement of income. Effects that would be observed from reasonably possible changes in significant assumptions applied to the projections would lead to the following effects on the amount of loss due to reduction to recognized recoverable value:

59

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Significant assumption affected by possible deterioration	1 p.p. increase in the discount rate	Reduction of 1 p.p. in the growth rate in perpetuity	Reduction of 1 p.p. in operating margins
Additional impairment that would be recognized in profit or loss for the year	762,709	401,389	651,156
Total impairment that would be recognized in profit or loss for the year	1,426,604	1,065,284	1,315,051

In relation to the groups of CGUs that comprise the operations of Natura &Co Latam, the results of the procedures did not indicate the need to recognize a loss due to impairment. The Company performed a sensitivity analysis considering any deterioration in: (i) discount rate; (ii) growth rate in perpetuity; and (iii) estimated future operating margin, given its potential impacts on cash flows. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate of the perpetuity would not result in the need to recognize a loss due to impairment. Similarly, a decrease of 1 percentage point in the estimated operating margins applied from the cash flow would also not result in the need to recognize a loss due to impairment.

18.     RIGHT OF USE AND LEASE LIABILITIES

a) Right of use asset
	Consolidated
	Useful life range (in years)(a)	2022	Additions	Write-offs	Transfer to asset held for sale	Write-off due to sale of subsidiary	Translation adjustments	2023
Cost:
Vehicles	3	164,661	73,708	(68,871)	-	(1,883)	(8,446)	159,169
Machinery and equipment	3 to 10	31,216	19,850	(2,155)	-	(7,515)	(3,515)	37,881
Buildings	3 to 10	1,570,088	224,800	(80,185)	-	(160,049)	(79,839)	1,500,669
IT equipment	10	29,052	3,891	(6,299)	-	(1,702)	146	25,088
Retail stores	3 to 10	3,361,432	344,870	(299,934)	(1,388,973)	(1,790,631)	(79,770)	146,994
Software	3 to 4	13,527	5,566	-	-	-	37	19,130
Tools and accessories	3	498	-	(415)	-	(76)	(7)	-
Total cost		5,170,474	672,685	(457,859)	(1,388,973)	(1,961,856)	(171,394)	1,888,931

Depreciation value:
Vehicles		(105,457)	(45,378)	66,122	-	1,109	7,117	(76,487)
Machinery and equipment		(13,787)	(11,535)	1,996	-	6,120	3,762	(13,444)
Buildings		(556,655)	(235,874)	61,748	-	54,968	48,061	(627,752)
IT equipment		(23,957)	(5,645)	6,299	-	1,028	3,672	(18,603)
Retail stores		(1,525,308)	(390,499)	235,125	563,908	994,062	31,908	(90,804)
Software		(3,121)	(5,772)	-	-	-	(61)	(8,954)
Tools and accessories		(302)	(132)	300	-	-	(1,944)	(2,078)
Total accrued depreciation		(2,228,587)	(694,835)	371,590	563,908	1,057,287	92,515	(838,122)
Net total		2,941,887	(22,150)	(86,269)	(825,065)	(904,569)	(78,879)	1,050,809

60

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	2021	Additions	Write-offs	Impairment	Transfers (c)	Translation adjustment	2022
Cost:
Vehicles	3	168,062	38,241	(25,734)	-	-	(15,908)	164,661
Machinery and equipment	3 a 10	33,629	13,455	(11,166)	-	-	(4,702)	31,216
Buildings	3 a 10	1,543,018	296,161	(185,967)	-	(35,484)	(47,640)	1,570,088
IT equipment	10	31,803	2,618	(4,151)	-	-	(1,218)	29,052
Retail stores	3 a 10	3,417,595	712,979	(373,830)	(30,785)	36,401	(400,928)	3,361,432
Software		-	13,527	-	-	-	-	13,527
Tools and accessories	3	1,053	-	(394)	-	-	(161)	498
Total cost		5,195,160	1,076,981	(601,242)	(30,785)	917	(470,557)	5,170,474

Depreciation value:
Vehicles		(91,509)	(46,287)	24,354	-	-	7,985	(105,457)
Machinery and equipment		(17,133)	(9,986)	11,166	-	-	2,166	(13,787)
Buildings		(507,045)	(249,796)	137,349	-	31,917	30,920	(556,655)
IT equipment		(24,410)	(6,608)	4,345	-	-	2,716	(23,957)
Retail stores		(1,458,512)	(611,862)	367,247	-	(31,960)	209,779	(1,525,308)
Software		-	(3,121)	-	-	-	-	(3,121)
Tools and accessories		(582)	(206)	394	-	-	92	(302)
Total accrued depreciation		(2,099,191)	(927,866)	544,855	-	(43)	253,658	(2,228,587)
Net total		3,095,969	149,115	(56,387)	(30,785)	874	(216,899)	2,941,887

a)        The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

61

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	2023	2022
Amounts recognized in the statement of income and losses:
Financial expense on lease	110,356	112,456
Amortization of right of use	287,568	302,144
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	7,382	1,855
Sublease revenue	(17,210)	(20,724)
Short-term lease expenses and low-value assets	6,444	21,556
Benefits granted by lessor related to Covid-19	(111)	(1,366)
Adjustment to recoverable value of right-of-use assets - impairment	1,321	-
Total	395,750	415,921

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	309,328	277,086
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	100,442	113,655
Variable lease payments, not included in the measurement of lease liabilities	7,382	1,855
Short-term and low-value assets lease payments	1,906	6,510
Total	419,058	399,106

b)  Lease liability

	Consolidated
	2023	2022
Current	298,600	878,448
Non-current	851,840	2,392,289
Total	1,150,440	3,270,737

62

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below are the changes in lease liability balances for the year ended December 31, 2023 and 2022:

Consolidated
Balance as of December 31, 2021	3,547,863
New agreements and modifications	1,065,794
Payments (principal amount)	(953,048)
Payments (interest)	(199,769)
Appropriation of financial charges	200,246
Write-offs (a)	(19,763)
Translation adjustment	(370,585)
Balance as of December 31, 2022	3,270,737
Transfer to held for sale	(891,098)
New agreements and modifications	779,049
Payments (principal amount)	(828,538)
Payments (interest)	(183,409)
Appropriation of financial charges	187,410
Write-offs (a)	(43,877)
Write-off due to sale of subsidiary (b)	(1,025,898)
Translation adjustment	(113,936)
Balance as of December 31, 2023	1,150,440

a)        Mainly related to termination of agreements related to lease of stores.

b)        Refers to the write-off of lease liabilities associated with the sale of the former subsidiaries Aesop and The Body Shop.

The amount of lease liability payments, considering the interests payments, and corresponding maturities, are disclosed in note no. 5.3.3.

The table below set forth the rates applied, according to the lease terms:

As described in note no. 3.13, the Company applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company’s lease contracts are substantially contracts with payment flows indexed by inflation indexes and, also considering the disclosure suggestions published in CVM Circular Letter no. 02/19, the Company presents below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation.

		Contractual payments - consolidated
Maturity	Average discount rate	2023	2024	2025	2026	2027	Onwards 2028
2023-2024	5.5% to 16.3%	25,982	135,841	-	-	-	-
2025-2027	5.4% to 18.7%	102,094	107,651	85,311	74,275	19,394	-
2028-2030	7.3% to 20.5%	8,119	9,092	10,200	11,450	12,850	12,442
2031-2036	7.7% to 21.9%	3,465	10,513	10,728	10,980	11,259	41,990
Total		139,660	263,097	106,239	96,705	43,503	54,432
Projected inflation [1]		4%	3%	3%	3%	3%	3%

¹ Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.

	Consolidated
	2023	2022
Less than 1 year	401,217	1,070,253
From 1 to 5 years	912,529	2,019,723
More than 5 years	135,207	856,402
Total expected cashflows	1,448,953	3,946,378
Interests to incur	(298,513)	(675,641)
Total	1,150,440	3,270,737

18.1.      Leaseback transaction

Interlagos Manufacturing Unit

In December 2023, the subsidiary Natura Cosméticos sold and leased back the Interlagos manufacturing unit in Brazil, for receiving approximately R$272,000. As part of the lease terms, the Company recognized the right of use in the amount of R$62,197. The lease liability, initially recognized at the present value of non-cancelable considerations for the contractual term of 3 years, totaled R$62,197.

Since the sale was made in an amount equal to the accounting cost of the asset, the transaction did not generate gains in profit or loss (the respective asset was already measured at fair value deducted from sales costs, as part of its reclassification to assets held for sale in 2023, with a loss due to impairment in the amount of R$14,150 having been recognized at the time).

63

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
19.     BORROWING, FINANCING AND DEBENTURES

	Ref.	Consolidated
		2023	2022
Local currency
Financing Agency for Studies and Projects - FINEP		3,546	16,979
Debentures	A	1,962,188	1,913,204
Business notes	B	517,534	519,044
Working capital – Avon operation		1,832	113,664
Working capital - Natura &Co Luxembourg operation	C	-	1,304,425
Notes – Avon	D	129,535	1,421,272
Notes – Lux	E, F	3,497,067	3,130,732
Total in local currency		6,111,702	8,419,320

Foreign currency:
Notes	F	-	5,172,966
Total in foreign currency		-	5,172,966
Grand total		6,111,702	13,592,286

Current		163,844	331,151
Non-current		5,947,858	13,261,135

Debentures
Current		68,189	77,601
Non-current		1,852,699	1,835,603

Ref.	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazilian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% and IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments	CDI+1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	November 2025	SOFR + 2.47% p.a. with bi-annual payments	SOFR + 2.47%% p.a.	Guarantee of Natura &Co Holding S.A. and Natura Cosmeticos S.A.
D	US Dollar	March 2043	Interest of 8.45% of p.a. with bi-annual payments	8.45% p.a.	None
E	US Dollar	April 2029	Interest of 6.00% p.a. with bi-annual payments	6.125% p.a.	Guarantee of Natura &Co Holding S.A. and Natura Cosmeticos S.A.
F	US Dollar	May 2028	Interest of 4.125% p.a. with bi-annual payments	4.125%	Guarantee of Natura &Co Holding S.A.

64

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in the balances of borrowing, financing and debentures for the years ended December 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	12,716,832
New borrowing and financing (a)	8,557,507
Repayment (b)	(6,826,628)
Appropriation of financial charges, net of costs of new borrowing and financing	762,703
Financial charges payment	(808,976)
Exchange rate variation	(394,389)
Translation effects (OCI)	(414,763)
Balance as of December 31, 2022	13,592,286
New borrowing and financing (c)	1,494,101
Repayment (d)	(8,057,650)
Gain on Borrowing and financing prepayment	(206,228)
Appropriation of financial charges, net of costs of new borrowing and financing (e)	839,580
Financial charges payment	(842,719)
Exchange rate variation	(322,049)
Translation effects (OCI)	(385,619)
Balance as of December 31, 2023	6,111,702

a)	Funding carried out in the year ended December 31, 2022 basically refers to: (i) use of a revolving credit line in the principal amount of up to US$625.0 million by the subsidiary Natura &Co Luxembourg; (ii) issuance of debt securities by the subsidiary Natura &Co Luxembourg maturing on April 19, 2029 in the total principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.00% per year, which are guaranteed by Natura &Co Holding and the subsidiary Natura Cosmeticos S.A. (iii) issuance of the 11th series of debentures in the amount of R$826 million maturing in 2025 and issuance of the 12th series of debentures in the amount of R$1,050 million, maturing between 2025 and 2032 by the subsidiary Natura Cosmeticos S.A. (iv) issuance of commercial notes by the subsidiary Natura Cosmeticos in the amount of R$500 million maturing in 2025 and (v) new credit line in the total principal amount of US$250 million by the subsidiary Natura &Co Luxembourg.
b)	The repayments carried out in the year ended December 31, 2022 mainly refer to (i) early redemption of debt securities of the subsidiary Avon; (ii) the early redemption of the 9th and 10th series of debentures issued by the subsidiary Natura Cosmeticos (iii) the early redemption of the credit line in the amount of £70 million from the former indirect subsidiary The Body Shop and (iv) the refinancing of the credit line credit under Resolution No. 4131/62 of the subsidiary Natura Cosmeticos.
c)	The movement that occurred in 2023 is mainly due to the revolving credit line obtained by the subsidiary Natura &Co Luxembourg during the year, which was fully settled during the third quarter with resources from the sale of the former subsidiary Aesop.
d)

The movement in amortizations in 2023 is substantially due to the debt rebalancing process initiated in the third quarter, where the Company carried out and settled (i) an offer to the holders of securities representing Avon's debt to repurchase approximately 90 % of securities issued for R$1,156,743 (comprising R$934,742 of principal, R$193,086 of premium and R$28,915 of accrued interest); and (ii) offer to holders of debt securities of Natura &Co Luxembourg (maturing in 2028 and 2029) to repurchase approximately 55% of the securities issued for R$ 4,142,906 (comprising R$ 4,049,329 of principal, R$5,800 premium and R$87,778 accrued interest). Other amortizations in the period also include the payment of working capital debt amounts at Natura &Co Luxembourg of R$ 2,402,790 (of which R$ 1,283,025 refer to the settlement of the open position in the credit line revolving loan and R$1,119,764 of working capital debt (“Club Loan”), in abovementioned item c).

e)	Amounts are net of funding costs in the total amount of R$ 15,361.

65

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The maturities of non-current portion of borrowing, financing and debentures recorded as non-current liabilities are as follows:

	Consolidated
	2023	2022
2025	101,577	1,763,902
2026	-	11,497,233
2027 onwards	5,846,281	-
Total	5,947,858	13,261,135

i) Debentures

On July 25, 2022, carried out the 11th issue of simple, non-convertible, unsecured debentures in single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, of January 16, 2009 (“Issue”, “Restricted Offer”, “Debentures” and “CVM Instruction 476”, respectively) in the aggregate amount of R$826,030. A total of eight hundred and twenty-six thousand and thirty (826,030) simple debentures, not convertible into shares, in a single series, of the unsecured type, all registered and book-entry, with no certificates or pledged, and unit par value of one thousand reais (R$1,000.00), with maturity on July 21, 2027 and corresponding compensation at 100% of the accrued variation of the daily average rates for Interfinancial Deposits (DI) plus 1.65%.

The funds arising from the 11h issue were used as follows: partial repayment of the 3rd series of the 9th issue in the amount of R$162,800, partial repayment of the 1st series of the 10th issue in the amount of R$145,830, partial repayment of the 2nd series of the 10th issue in the amount of R$19,210, partial repayment of the 3rd series of the 10th issue in the amount of R$295,280 and partial repayment of the 4th series of the 10th issue in the amount of R$202,910.

On October 6, 2022, the subsidiary Natura Cosmeticos made the twelfth (12th) issue of simple, non-convertible unsecured debentures, in three series, with additional personal guarantee by the Company. The main features of the debentures are listed in the table below and support an issue operation of Real Estate Receivables Certificates (CRI). The issue of debentures was the subject of a private placement by the subsidiary Natura Cosmeticos.

Debentures of the 12th Issue
Title	Contractual fee	Maturity	Total Amount	Number of Debentures
1st series	100% DI + 0.8%	09/14/2027	R$ 255,889	255,889
2nd series	IPCA +6.8%	09/14/2029	R$ 487,214	487,214
3rd series	IPCA + 6.9%	09/14/2032	R$ 306,897	306,897

The net proceeds obtained by the subsidiary Natura Cosmeticos with the issue of the Debentures will be used to pay rents not yet incurred and to reimburse expenses with rents already incurred in the 24 (twenty-four) months prior to the issue date.

On December 6, 2022, the subsidiary Natura Cosmeticos fully repaid the 4 series of the tenth (10th) issue of debentures in the amount of R$913,220, with original maturity on August 26, 2024.

66

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The appropriation of costs related to the issue of debentures in the year ended December 31, 2023 was R$4,987 (R$7,704 as of December 31, 2022), recorded monthly under finance expenses, in accordance with the effective interest rate method. As of December 31, 2023, the balance of issue costs to be appropriated is R$27,072 (R$32,059 as of December 31, 2022).

ii) ESG Notes

On May 4, 2021, the subsidiary Natura Cosmeticos concluded the offer of the notes linked to the sustainability goals subject to annual interest of 4.125% and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1 billion (approximately R$5.6 billion) and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for foreign exchange hedging purposes.

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%, which the Company does not have current indications that will not be met.

On August 28, 2023, Natura &Co Luxembourg Holdings S.a.r.l, a subsidiary of the Company, assumed the position of debtor of the ESG Notes, replacing the subsidiary Natura Cosmeticos as issuer of the debt securities. With the replacement, the ESG Notes are now guaranteed by the Company and Natura Cosmeticos S.A.

The appropriation of costs related to the issuance of ESG Notes in August 2023 was R$79,410. There are no issuance costs to be recognized on December 31, 2023.

iii) Notes - Avon

As of December 31, 2023 the subsidiary Avon has the following note issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	21,609	104,613	8.45%	March 15, 2043

iv) Commercial notes

On September 19, 2022, the 1st issue of commercial notes by the subsidiary Natura Cosmeticos took place, in a single series in the amount of R$500 million. The commercial notes were publicly distributed with restricted placement efforts, under the terms of CVM Instruction No. 476/2009. Resources were allocated to reinforce cash and liquidity.

The appropriation of costs related to the issue of commercial notes in the year ended December 31, 2023 was R$465 (R$126 in 2022), recorded monthly under finance expenses, in accordance with the effective interest rate method. The balance of issue costs to be appropriated on December 31, 2023 is R$801 (R$1,266 as of December 31, 2022).

19.1 Covenants

As of December 31, 2023, and 2022, the Company and its subsidiaries no longer have the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, function the maturity and early settlement of the 9th and 10th series of debentures in December 2022.

The Company also has covenants related to non-financial indicators according to each contract. The Company is in compliance with such covenants as of December 31, 2023, and 2022.

67

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

20.    TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	2023	2022	2023	2022
Domestic trade accounts payable	23,307	3,402	4,058,832	4,644,534
Foreign trade accounts payable (a)	7,726	3,049	588,685	877,496
Subtotal	31,033	6,451	4,647,517	5,522,030
Reverse factoring operations (b)	-	-	654,961	853,900
Total	31,033	6,451	5,302,478	6,375,930
a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.
b)	The Company has contracts signed with first-line financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details on these operations are included in note no. 3.15.

21.    TAX LIABILITIES

	Parent		Consolidated
	2023	2022	2023	2022
ICMS (ordinary) (a)	-	-	216,882	180,708
ICMS-ST provision (b)	-	-	63,722	60,945
Taxes on invoicing abroad	-	-	150,706	346,407
Withholding tax	-	-	118,133	138,293
Other taxes payable - foreign subsidiaries	-	-	102,537	147,056
Income tax	23,084	12,051	23,084	18,170
PIS and COFINS payable (c)	60,678	140	60,678	140
INSS and service tax (ISS) payable	-	-	5,603	31,895
Other	-	-	20,609	21,869
Total	83,762	12,191	761,954	945,483

Current	83,762	12,191	634,760	828,125
Non-current	-	-	127,194	117,358
a)	Refers to ICMS on the Company's sales of goods in Brazil.
b)

The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in note no. 12.

c)	Refers to the value of PIS and COFINS levied on interest on equity received from the subsidiary Natura Cosméticos S.A.

68

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.    PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)(3)		Total
	2023(4)	2022	2023	2022	2023	2022	2023(2)	2022	2023	2022
Balance at the beginning of the years	187,052	181,694	557,675	305,690	186,118	233,472	406,428	597,585	1,337,273	1,318,441
Additions	42,055	78,410	446,554	425,398	122,846	91,694	4,204	-	615,659	595,502
Reversals (2)	(18,136)	(45,902)	(10,172)	(12,791)	(57,530)	(51,649)	(29,971)	(196,925)	(115,809)	(307,267)
Payments/utilization of judicial deposits (1)	(53,143)	(31,354)	(357,633)	(162,953)	(47,512)	(67,424)	-	-	(458,288)	(261,731)
Inflation adjustment	12,852	36,155	29,439	16,477	5,884	5,093	24,836	21,555	73,011	79,280
Exchange rate variation (OCI)	(3,958)	(31,951)	(38,836)	(14,146)	(21,799)	(25,068)	(19,516)	(15,787)	(84,109)	(86,952)
Disposal of The Body Shop	-	-	(445)	-	(700)	-	-	-	(1,145)	-
Balance at the end of the years	166,722	187,052	626,582	557,675	187,307	186,118	385,981	406,428	1,366,592	1,337,273

Current									491,301	463,655
Non-current									875,291	873,618

(1)	Tax payments refer mainly to the completion of the administrative procedure with the State of Amazonas for the effective settlement of tax amnesties, using judicial deposits.
(2)	Reversals of contingent liabilities (business combination) with Avon refer mainly to the change in estimates for tax, civil and labor lawsuits.
(3)	The business combination amounts as of December 31, 2023, arising from the business combination with Avon are segregated between tax (R$381,447) and labor (R$4,533) lawsuits.
(4)	In December 2023, the subsidiary Natura Cosmeticos recognized a provision for estimated costs in relation to litigation involving discussion about the collection of ICMS Tax Rate Differential (“DIFAL”) with several states in Brazil, in the amount of R$22,472. The recognition of the provision occurs as a result of an unfavorable decision to the taxpayer in judgment at the Federal Supreme Court (STF), leading to a change in the prognosis from loss to probable.

a)    Disputes related to talc (Civil)

The subsidiary Avon Products, Inc (“Avon”) has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve several co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon’s Products, were designed to contain asbestos. As of December 31, 2023, there were 372 individual cases pending against the subsidiary Avon (during the year ended December 31, 2023, 234 new cases were started and 90 were dismissed, settled, or otherwise resolved).

69

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In December 2022, a case, titled Chapman, et al, v, Avon Products, Inc. et al., No, 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding the plaintiffs a total of US$36.0 million in compensatory damages and US$10.3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds to seek the annulment of the judgment in this case and in January 2023 began the process of appealing the verdict seeking annulment in the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against the subsidiary Avon to US$29.3 million. Plaintiffs have challenged the reduction of the award as to subsidiary Avon and have asserted that the reduction should only apply to subsidiary Avon’s co-defendant. The trial court has resolved this issue in the Plaintiffs’ favor and the case is on appeal.

22.2. Contingent liabilities assessed as possible risk of loss

The Company has administrative and judicial contingencies for which the expectation of loss, evaluated by Company Management and supported by its legal advisors, is classified as possible and, therefore, no provision has been recorded. As of December 31, 2023, the contingencies classified as possible loss totaled R$10,791,727 (R$8,806,953 as of December 31, 2022).

	Consolidated
	2023	2022
Tax	10,375,764	8,480,614
Civil	246,500	161,859
Labor	169,463	164,462
Total contingent liabilities	10,791,727	8,806,935

22.2.1 Tax

Below are the most relevant tax contingencies related to the following matters:

a)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree No. 8,393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. On December 31, 2023, the amount under discussion is R$2,456,695 (R$2,218,971 on December 31, 2022).
b)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As of December 31, 2023, the total amount under discussion is R$1,640,391 (R$1,374,933 as of December 31, 2022).
c)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As of December 31, 2023, the total amount under discussion classified as possible loss is R$1,598,213 (R$1,509,890 as of December 31, 2022).
d)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2023, the total amount under discussion classified as possible loss is R$682,263 (R$633,671 as of December 31, 2022).
e)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As of December 31, 2023, the total amount under discussion is R$2,199,853 and includes the amount of R$1,245,438 relating to the receipt of three new infraction notices relating to the tax classification of some products (R$719,920 as of December 31, 2022).

70

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
23.   OTHER LIABILITIES
	Parent		Consolidated
	2023	2022	2023	2022
Pension and post-employment health care plans(a)	-	-	515,901	463,948
Deferred revenue from performance obligations with customers (b)	-	-	131,113	313,204
Provision for incentives to consultants	-	-	153,692	217,349
Provision for operating expenses (marketing / technology, etc.) (c)	-	-	482,287	604,064
Provision for store renovation	-	-	-	116,137
Crer Para Ver (d)	-	-	47,571	87,420
Provision for restructuring (e)	15,682	39,846	113,440	175,809
Insurance payables	19,719	-	84,032	69,364
Other liabilities(f)	660	1,017	87,518	203,331
Total	36,061	40,863	1,657,012	2,250,626

Current	31,984	23,113	970,479	1,499,060
Non-current	4,077	17,750	686,533	751,566

a)	As of December 31, 2023, there is R$253,606 (R$282,295 as of December 31, 2022) referring to pension plans, and R$567 referring to post-employment plans (R$28,456 as of December 31, 2022) of subsidiary Avon International, and R$209,288 (R$129,697 as of December 31, 2022) referring to post-employment healthcare plans of the subsidiary Natura Cosmeticos and R$52,441 (R$51,956 as of December 31, 2022) referring to post-employment healthcare plans of the subsidiary Natura &Co International.
b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$88,017 (R$190,790 as of December 31, 2022) is referring to subsidiary Avon, R$31,089 (R$93,761 as of December 31, 2022) referring to the consolidated subsidiary Natura Cosmeticos and R$12,007 (R$28,653 as of December 31, 2022) referring to subsidiary Natura &Co International.
c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing, and advertising services.
d)	Contribution of the social program to the development of the quality of education.
e)	Provision for costs directly related to the integration plan and changes in the organizational structure of the subsidiary Avon and Group corporate structure review.
f)	Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

Post-employment health care and Pension plan

a)       Defined benefit pension (Avon)

The subsidiary Avon has contributory and noncontributory defined benefit retirement plans for substantially all of its employees. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The largest defined benefit pension plan of the subsidiary Avon outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for US-based employees hired on or after January 1, 2015 will be provided exclusively through Avon Personal Savings Account Plan (the “PSA”), as described in note no. 28.2.

71

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2023. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

The change in actuarial liabilities for the years ended December 31, 2023 and 2022 are shown below:

	Pension plan
	2023	2022
Balance at the beginning of the year	334,251	445,804
Cost of services – current	21,871	19,707
Interest cost – recognized in the statement of profit or loss	21,542	15,568
Administrative costs	4,046	2,698
Company contributions	(6,004)	(4,299)
Benefits paid	(30,896)	(22,262)
Actuarial loss in OCI (a)	(2,096)	(254,913)
Reclassifications	832	24,956
Other	7,082	88,474
Translation adjustment	(26,266)	18,518
Balance at end of year	324,362	334,251
(a)	The actuarial loss recorded throughout 2022 is directly related to the update of the mortality tables, as they were impacted by the effects of the Covid-19 pandemic.

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:

	2023	2022
Discount rate	1.20% to 11.60%	1.30% to 12.00%
Rate of compensation increase	2.15% to 5.50%	2.55% to 7.40%

The fair values of each major class of pension plan assets are presented below:

	Consolidated
	2023	2022
Cash and cash equivalent	46,957	7,330
Equity instruments of other entities	486,511	520,799
Government bonds	1,481,317	1,013,584
Corporate bonds	1,219,908	1,317,122
Real estate	8,714	10,957
Other	(525,722)	(121,574)
Total	2,717,685	2,748,218

b)       Post-employment health care plan (Natura Cosmeticos)

Post-employment health care plan as detailed in note no. 3.19.4. As of December 31, 2023 and 2022, the obligation weighted average duration is around 21.9 and 20.0 years, respectively, and its actuarial calculation base is as follows

➢	842 (2022: 866) active employees of the subsidiaries Natura Cosmeticos, Natura Indústria e Avon Industrial;
➢	614 (2022: 406) retired and dependent on the subsidiaries Natura Cosmeticos, Natura Indústria e Avon Industrial.

72

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The actuarial liability was calculated, as of December 31, 2023 and 2022, considering the following main assumptions:

	2023	2022
Discount rate	9.69%	10.43%
Initial growth rate of medical cost	4.25%	4.25%
Inflation rate	4.00%	4.00%
Final growth rate of medical cost	8.42%	8.42%
Growth rate of medical costs due to aging - costs	Per age range 1.25% a 4.75% a.a.	Per age range 1.25% a 4.75% a.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 58.00% / Unimed Plan 85.00%	Bradesco Plan 58.00% / Unimed Plan 85.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

The reduction in the annual discount rate from 10.43% to 9.69% generated R$51,566 in gains in other comprehensive income.

The table below sets forth the medical inflation rate and the discount rate sensitivity analysis, and their respective effect on the balance (present value of the obligation, or “PVO”) accounted as on the actuarial liabilities (maintaining the other assumptions):

	Rate	Chance	PVO
Discount rate	9.69%	1% increase	229,052
Discount rate	9.69%	1% decrease	173,673
Rate of compensation	8.42%	1% increase	174,202
Rate of compensation	8.42%	1% decrease	227,843

The changes of actuarial liabilities for the years ended December 31, 2023 and 2022, is set forth in the table below:

	Consolidated
	2023	2022
Balance at the beginning of the year	129,697	124,649
Cost of the current service of subsidiary Natura Cosmeticos	983	812
Cost of interest	13,314	11,078
Expenses paid	(4,021)	(3,398)
Actuarial gains in OCI	51,566	(3,444)
Balance as of the end of the year	191,539	129,697

73

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
24.   SHAREHOLDER’S EQUITY

24.1  Share capital

On December 31, 2023, the share capital of the Company is of R$ 12,484,515, composed of 1,386,848,066 registered common shares without par value (R$ 12,484,424 composed of 1,383,206,405 registered common shares without par value on December 31, 2022).

24.2  Dividends payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.
➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.
➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law No. 6404/76); accumulated losses and tax will be deducted from net income, prior to distribution (article 189 of Law No. 6.404/76).

Based on the profit for the year 2023, dividends were proposed in the amount of R$293,986, without withholding income tax, equivalent to the remuneration of R$0.2129 per share, which will be settled throughout 2024.

The Board of Directors may pay or credit interest on equity, in accordance with applicable legislation.

24.3        Treasury shares

As of December 31, 2023 and 2022, item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(377,585)	(9,282)	24.58
Acquired	5,391,900	120,300	22.31
Balance as of December 31, 2022	9,913,855	262,360	26.46
Used	(3,709,807)	(98,124)	26.45
Balance as of December 31, 2023	6,204,048	164,236	26.47

There was no minimum and maximum cost of the balance of treasury shares on December 31, 2023, considering that there were no movements.

24.4        Capital reverse

In the year ended December 31, 2023, there was an increase of R$634,156 (R$247,048 on December 31, 2022) related to changes in stock option plans and restricted shares.

The capital reserve as of December 31, 2023 amounted to R$11,175,041 (R$10,540,885 as of December 31, 2022).

24.5        Cumulative translation adjustment – Other comprehensive income

The Company recognizes in this equity item the exchange rate variation effect from investments in foreign subsidiaries, including exchange rate variations in a hyperinflationary economy, actuarial gains and losses arising from the employee benefit plan, and the effect from cash flow hedge operations. For exchange rate variation, the accumulated effect will be reversed to statement of profit or loss as a gain or loss only in the event of disposal or write-off of the investment. For actuarial losses and gains, the amounts will be recognized when the actuarial liability is remeasured. The cash flow hedge transactions are transferred to the statement of profit or loss in case an ineffective portion is identified or when the hedge relationship is terminated.

74

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
25.    INFORMATION ON SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2022, except for the sale of the former subsidiaries Aesop and The Body Shop, where information relating to these segments was presented as discontinued operations.

Net revenue by segment is as follows for the year ended December 31, 2023:

➢   Natura &Co Latam – 76.5% and 75.4%, respectively; and

➢   Avon International – 23.5% and 24.6%.

The accounting policies for each segment are applied uniformly as described in note no. 3.

The following tables provide summarized financial information related to the segments and geographic distribution of the Company’s commercial operations for December 31, 2023 and 2022.

25.1   Operating segments

				2023
	Reconciliation to net income for the year
	Net Revenue	Performance assessed by the company	Depreciation andamortization	Discontinued operations	Financial results	Income tax	Net income (loss) for the year
Natura &Co Latam	20,440,834	2,239,663	(921,510)	6,286,298	(2,249,167)	624,892	5,980,176
Avon International [1]	6,286,771	(493,462)	(665,753)	(434,852)	(855,283)	(320,889)	(2,770,239)
The Body Shop [1]	-	-	-	(302,529)	-	-	(302,529)
Aesop [1]	-	-	-	(3,576)	-	-	(3,576)
Corporate expenses	9,672	(313,055)	(731)	11,116	590,951	(217,603)	70,678
Consolidated	26,737,277	1,433,146	(1,587,994)	5,556,457	(2,513,499)	86,400	2,974,510

	2022
	Reconciliation to net loss for the year
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net loss for the year
Natura &Co Latam	22,027,337	1,912,651	(912,412)	-	(1,412,369)	98,712	(313,418)
Avon International [1]	7,195,984	(74,655)	(683,845)	(380,416)	(665,653)	(200,474)	(2,005,043)
The Body Shop [1]	-	-	-	(349,448)	-	-	(349,448)
Aesop [1]	-	-	-	132,677	-	-	132,677
Corporative expenses	335	(615,103)	(10,273)	(468)	293,041	9,409	(323,394)
Consolidated	29,223,656	1,222,893	(1,606,530)	(597,655)	(1,784,981)	(92,353)	(2,858,626)

	2023				2022
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,240,916	23,253,227	6,914,476	4,324,263	18,256,204	29,762,132	8,363,130	10,164,706
Avon International [1]	8,008,108	10,608,234	2,792,255	977,003	11,197,014	14,259,571	1,894,856	1,838,328
The Body Shop [2]	-	-	-	-	6,565,913	7,928,270	1,292,903	1,669,625
Aesop [2]	-	-	-	-	1,621,126	2,735,417	731,018	776,512
Corporate expenses	510,769	8,885,554	706,768	3,911,785	923,606	-	1,055,961	4,547,167
Consolidated	26,759,793	42,747,015	10,413,499	9,213,051	38,563,863	54,685,390	13,337,868	18,996,338

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

2 The balances are at zero in 2023 due to the sale of the former subsidiaries Aesop and The Body Shop.

75

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.2 Net revenue and non-current assets, by geographical area of operations

	Net revenue		Non-current asset
	2023	2022	2023	2022
Asia	1,326,431	1,555,054	572,168	1,284,783
North America	3,919,414	4,472,169	3,956,986	6,261,545
Mexico	3,284,608	3,570,990	3,883,804	3,631,768
Other	634,806	901,180	73,182	2,629,777
South America	16,481,018	17,513,597	14,015,695	14,508,816
Brazil	12,004,994	11,280,690	10,933,917	12,656,298
Argentina	1,711,783	3,003,214	261,155	694,172
Other	2,764,241	3,229,693	2,820,623	1,158,346
Europe, Middle East and Africa (EMEA)	5,010,413	5,682,836	7,817,489	15,271,251
United Kingdom	257,944	577,544	4,734,651	10,894,799
Other	4,752,469	5,105,292	3,082,837	4,376,452
Oceania	-	-	397,455	1,237,468
Consolidated	26,737,277	29,223,656	26,759,793	38,563,863

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.     REVENUE

	Consolidated
Gross revenue:	2023	2022
Direct Selling	31,399,069	34,011,306
Retail	549,749	431,848
Online	1,461,888	1,737,356
Other sales	1,307,844	1,705,890
Subtotal	34,718,550	37,886,400

Returns and cancellations	(442,676)	(588,579)
Commercial discounts and rebates	(11,610)	(29)
Taxes on sales	(7,526,987)	(8,074,136)
Subtotal	(7,981,273)	(8,662,744)
Total net revenue	26,737,277	29,223,656

76

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.    OPERATING EXPENSES AND COST OF SALES

	Parent		Consolidated
Classified by function	2023	2022	2023	2022
Cost of sales	-	-	9,675,435	11,770,762
Selling, marketing and logistics expenses	-	-	11,015,940	11,558,866
Administrative, R&D, IT and project expenses	188,615	383,514	4,225,027	5,023,626
Total	188,615	383,514	24,916,402	28,353,254

Classified by nature
Cost of sales	-	-	9,675,435	11,770,762
Raw material/packaging material/resale	-	-	8,541,488	10,587,972
Employee benefits expense (note 28)	-	-	516,046	565,431
Depreciation and amortization	-	-	170,288	168,713
Other	-		447,613	448,646
		-
Selling, marketing and logistics expenses	-	-	11,015,940	11,558,866
Logistics costs	-	-	1,523,083	1,941,593
Personnel expenses (note 28)	-	-	2,804,788	2,734,895
Marketing, sales force and other selling expenses	-	-	6,224,588	6,357,494
Depreciation and amortization	-	-	463,481	484,614
Impairment			-	40,270

Administrative, R&D, IT and project expenses	188,615	383,514	4,225,027	5,023,626
Innovation expenses	-	-	161,477	262,646
Personnel expenses (note 28)	53,053	103,775	1,754,650	2,073,680
Restructuring expenses	730	122,744	730	(241,060)
Other administrative expenses	133,062	155,178	1,354,083	1,865,925
Depreciation and amortization	1,770	1,817	954,087	1,062,435

Total	188,615	383,514	24,916,402	28,353,254

28. EMPLOYEE BENEFITS

	Parent		Consolidated
	2023	2022	2023	2022
Payroll, profit sharing and bonuses	28,448	80,969	3,553,374	3,848,557
Pension Plan	-	-	100,498	90,392
Share-based payments, net of charges	13,304	8,249	126,987	90,796
Health care, food and other benefits	1,667	2,890	579,116	704,449
Charges, taxes and social contributions	962	1,408	473,382	588,538
INSS	8,672	10,259	242,127	51,274
Total	53,053	103,775	5,075,484	5,374,006

28.1  Share-based payments

Natura &Co offers long-term incentives to senior executives and employees responsible for implementing its long-term strategy.

Overview of plans

The share-based payment programs granted before the corporate restructuring, on December 18, 2019, were originally granted considering the shares of Natura Cosmeticos that were traded on B3. SA - Brasil, Bolsa, Balcão (“B3”, Brazilian Stock Exchange). As a result of the corporate restructuring, the shares of Natura Cosmeticos originally granted were replaced by shares of the Company.

Awards outstanding as of December 31, 2023 relate to various share-based plans, the terms of which are summarized in the tables below.

77

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In 2023, stock options, restricted shares and performance shares were granted in accordance with the “Co-investment Plan” or “Long-Term Incentive Plan”.

Under the “Co-Investment Plan”, eligible employees may invest part of their payout from the Profit Share Program in the purchase of Company’s shares. Company will grant awards ("Matching Awards”) to match such purchased shares on a 1:1 ratio. Matching shares vest in three equal installments over three years, subject to continued employment as an employee at the Company.

In the “Long-Term Incentive Plan”, Company shares are granted to eligible employees. Certain “Long-Term Incentive Plan” awards are only subject to a requirement to remain in employment at the Company over the vesting period. While the awards referred to as “Performance Shares” are subject to both a requirement to remain employed at the Company over the vesting period and meeting certain performance conditions.

For the outstanding awards presented in this note, there are generally no cash settlement alternatives (awards are settled with shares).

Changes in the number of awards based on shares outstanding are shown below:

	Stock option plan and Strategy Acceleration Plan
	Weighted average strike price per option – R$	Options (thousands)
Balance as of December 31, 2022	18.92	19,660
Granted	16.45	30
Expired/Cancelled	22.92	(758)
Exercised	13.02	(568)
TBS Awards – equity to cash settlement conversion	21.43	(1,334)
Balance as of December 31, 2023	18.74	17,030

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2022	6,058	12,055
Granted	3,966	8,736
Expired/Cancelled	(360)	(2,921)
Stock adjustment based on acquisition performance	-	(990)
Released	(3,033)	(2,686)
Adjustments related to vesting in the sale of Aesop	-	(964)
Awards related to the sale of Aesop	(182)	(875)
Adjustments related to the acquisition of rights in the sale of TBS	(18)	(1,476)
TBS Awards – equity to cash settlement conversion	(129)	(383)
Balance as of December 31, 2023	6,302	10,496

The number of shares above and throughout this disclosure:

(I)	The plans are presented using B3 equivalents for awards that are to be exercised in ADRs to ensure consistency; and
(II)

The number of performance shares is disclosed considering achievement of the performance conditions target, whereas the expense recognized reflects the latest reassessment of the number of awards expected to vest.

The share-based payment expense recognized in the year ended December 31, 2023 was R$13,304 in the parent company and R$126,987 in the consolidated (R$8,249 and R$123,931, respectively for the year ended December 31, 2022), net of social charges.

The outstanding stock options, restricted shares and performance shares as of the end of the period have the following maturity dates, fair values and strike prices:

78

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2023 – Stock options

Grant date	Conditions for acquisition of right as of the grant date	Strike Price (R$)	Fair value at grant date (R$)	Existing shares (thousands)	Maximum remaining contractual life (years)	Exercisable options (thousands)
March 16,2015	2 to 4 years of service	12.71	7.16 to 7.43	85	0.2	85
July 11, 2016 (acceleration strategy)	4 to 5 years of service	11.28	6.84 to 6.89	1,540	0.5	1,540
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	350	1.2	350
March 10, 2017 (acceleration strategy)	4 to 5 years of service	12.46	6.87 to 6.89	1,890	1.5	1,890
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,501	2.2	1,501
March 12, 2018 (acceleration strategy)	3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	2.2	3,800
April 12, 2019	2 to 4 years of service	23.41	11.71 to 11.82	1,421	3.2	1,421
April 12, 2019 (acceleration strategy)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	3.2	950
December 17, 2021	3 to 4 years of service	27.28	13.85 to 18.16	3,703	8.0	-
September 14, 2022	3 to 4 years of service	16.45	8.39 to 10.32	840	8.7	600
				17,030		12,137

As of December 31, 2023 – Restricted shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
March 31, 2021	1 to 3 years of service	737	48.13	0.3
April 14, 2022	1 to 3 years of service	1,138	24.91 to 24.99	1.3
March 31, 2021 (as modified in September 2022)*	4 to 5 years of service	1,100	7.41 to 24.77	2.3
May 5, 2023	1 to 3 years of service	3,327	11.2	2.3
		6,302

* The original grant of March 31, 2021 was stock options, but became a restricted share award as a result of the September 2022 amendment.

79

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2023 – Performed shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards	1,859	46.57 to 50.98	0.3 to 1.3
April 14, 2022	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	3,545	18.66 a 24.99	1.3 to 2.3
May 5, 2023	Achievement of performance conditions, 3 years of service	5,092	11.20 a 11.55	2.3 a 3.3
		10,496

Assumptions

Ranges of valuation assumptions for the new granting of restricted and performance shares in May 2023 are set out below. The valuation models used were Black-Scholes, Stochastic and Finnerty, depending on the type of award.

Assumptions	B3 shares	ADRs
Share price (also used as strike price on Finnerty)	R$ 11.21	USD 4.49
Strike price	R$ 0.01	USD 0.00403
Expected volatility	48.64% to 57.70%	55.20% to 63.11%
Expected term	1 to 3 years	1 to 3 years
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	11.69% to 12.93%	3.68% to 4.82%

Volatility was calculated over the period consistent with the expected grant term (or over the remainder of the performance period, where applicable) immediately prior to the grant date. In the Finnerty model, volatility is calculated over the period proportional to the holding period immediately prior to the grant date.

As of December 31, 2023, the market price was R$16.89 (R$11.61 as of December 31, 2022) per share.

28.2   Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their foreign subsidiaries, grant defined benefit plans to employees that are eligible.

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for Avon employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. In the year ended December 31, 2023, the subsidiary Avon made matching contributions to the contribution plan defined in the UK in the total amount of R$28,080 (R$33,915 in the year ended December 31, 2022), which follow the same investment allocation that the participant has selected for his or her own contributions.

80

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The Company offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the “PSA”), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. The Company matches contributions dollar for dollar up to the first 3% of eligible compensation and covers 50% for contributions of 4% to 6% of eligible compensation. In 2023, the subsidiary Avon made matching contributions to the PSA in the amount of R$3,873 (R$4,174 in 2022), which follow the same investment allocation that the participant has selected for his or her own contributions.

For U.S.-based employees hired on or after January 1, 2015, the Company made additional contributions to a Retirement Savings Account (“RSA”) within the PSA. Such contributions will range from 3% to 6% of a participant’s eligible compensation depending on the sum of the participant’s age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined and post-retirement benefit plans

The Company, through its subsidiary Avon and certain subsidiaries, have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements.

The actuarial liability for the health care plan of the Company refers to a post-employment benefit plan for employees and former employees who made fixed contributions to the cost of the health plan until April 30, 2010, date when the design of the health plan was changed, and the employees’ fixed contributions were eliminated. For those who have contributed to the medical plan for ten years or more, the right to maintenance is guaranteed as an indefinite (lifetime) beneficiary, and for those who have contributed for less than ten years, the right to maintenance is guaranteed as beneficiary, at the rate of one year for each year of fixed contribution. This group of current employees, in case of termination, may choose to remain on the plan in accordance with applicable legislation, assuming the payment of the monthly fee charged by the health plan operators. However, this monthly fee does not necessarily represent the user’s total cost, which is assumed by the Company, based on the excess cost grant, as an of additional benefit form.

Avon’s largest defined benefit pension plan outside the United States (“US”) is in the UK, which has been frozen for future accruals as of April 1st, 2013. The U.S. defined benefit pension plan, the Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1st, 2015, so that qualified retirement benefits for US-based employees hired on or after January 1st, 2015 will be provided solely through the PSA.

29.     FINANCIAL RESULTS

The breakdown set forth below is intended to provide a summarized view of the net of financial expense based on the nature of the related transactions.

	Parent		Consolidated
	2023	2022	2023	2022
Finance expesnes (debt interest)	-	-	(868,614)	(721,083)
Financial short-term investments and others income	4,352	16,742	977,203	535,587
Exchange variations on financial activities, net	3,062	-	322,049	323,496
Losses with derivatives on exchange rate variations on financial activities, net	-	-	(342,005)	(383,178)
Losses on derivatives on interest payments and other financial activities, net	-	(5,266)	(1,449,900)	(553,253)
Monetary adjustment of provision for tax, civil and labor risks, and tax liabilities	-	-	(73,011)	(79,280)
Leases expenses	(113)	(37)	(110,357)	(112,456)
Other finance expenses	(81,335)	(15,265)	(522,747)	(327,588)
Hyperinflationary economy adjustment	-		(117,553)	(187,612)
Other gains (losses) from exchange rate variation on operating activities	915	9,420	(328,564)	(279,614)
Financial results	(73,119)	5,594	(2,513,499)	(1,784,981)

81

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.      OTHER OPERATING EXPESNES, NET

	Consolidated
	2023	2022
Other operating income, net
Result on write-off of property, plant and equipment	-	(8,443)
Tax credits (a)	195,780	71,720
Tax benefit from amnesty program (b)	-	126,272
Reversal for impairment provision	-	-
Revenue with sale of the customer portfolio	16,471	11,874
Royalty income (c)	-	119,438
Other operating income	23,924	(25,359)
Total other operating income	236,175	295,502

Other operating expenses, net
Result on write-off of property, plant and equipment	(32,704)	5,273
Crer para Ver (d)	(20,115)	(54,062)
Goodwill Impairment	(663.892)	(282,921)
Provision for losses on fixed assets. intangible assets and leases	(22,040)	(34,198)
Expenses with sale of customer portfolio	(8,168)	-
Transformation and integration plan (e)	(769,404)	(423,232)
Restructuring expenses (f)	(52,641)	(50,903)
Increased provision for tax, labor and civil contingencies	(32,383)	-
Tax benefit for joining the amnesty program	-	(23,803)
Other operating expenses	(4,677)	(80,848)
Total other operating expenses	(1,606,024)	(944,694)
Other operating expenses, net	(1,369,849)	(649,192)

82

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Refers to tax credits from PIS and COFINS.
b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosmeticos S.A. and Avon Cosmeticos Ltda.
c)	Refers to revenue from royalties received by subsidiary Avon from its representative in Japan, after a legal dispute.
d)	Refers to appropriation of operating income obtained on the sales of the non-cosmetic product line called "Crer Para Ver" to the Natura Institute, specifically earmarked for social projects aimed at developing the quality of education.
e)	Expenses related to the execution of the integration plan between the Natura and Avon brands, which is mainly supported by operational and logistical workflows, structure reorganization, credit and collection review and commercial model optimizations.
f)	Refers to expenses related to the closure of the operations of the subsidiary The Body Shop in Russia, the main expenses being related to employee remuneration and fines for terminating the store rental contract.

31.     EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	2023	2022
Gain (loss) attributable to the Company’s controlling shareholders	2,973,731	(2,859,629)
Weighted average of the number of issued common shares	1,385,675,623	1,381,594,182
Weighted average treasury shares	(7,806,697)	(9,613,311)
Weighted average of the number of outstanding common shares issued, net of treasured shares	1,377,868,926	1,371,980,871
Basic gain (loss) earnings per share - R$	2.1582	(2.0843)

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share.

The diluted earnings per share for the result for the year ended December 31, 2023 is presented below:

Consolidated
2023
Gain attributable to the Company’s controlling shareholders	2,973,731
Weighted average of the number of issued common shares issued, net of treasured shares	1,377,868,926
Adjustment for stock options and restricted shares	6,401,920
Weighted average of the number of ordinary shares for diluted earnings calculation	1,384,270,846
Diluted earnings per share – R$	2.1482

Net income (loss) per share for results from discontinued operations for the years ended December 31, 2023 and 2022 is presented below:

	Consolidated
	2023	2022
Gain (loss) attributable to the Company’s controlling shareholders	5,556,457	(597,655)
Weighted average of the number of issued common shares	1,385,675,623	1,381,594,182
Adjustment for stock options and restricted shares	(7,806,697)	(9,613,311)
Weighted average number of common shares issued, net of treasured shares	1,377,868,926	1,371,980,871
Basic profit (loss) per share – R$	4.0326	(0.4365)

The diluted earnings per share for the results of discontinued operations for the year ended December 31, 2023 is presented below:

Consolidated
2023
Gain attributable to the Company’s controlling shareholders	5,556,457
Weighted average of the number of issued common shares issued, net of treasured shares	1,377,868,926
Weighted average number of treasury shares	6,401,920
Weighted average number of common shares considered to diluted earnings per share	1,384,270,846
Diluted earnings per share - R$	4.0139

32.      TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

83

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.1        Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	2023	2022
Current assets:
Natura Cosmeticos S.A. (e)	103,557	-
Avon Products, Inc. (a)	41,152	47,593
Natura Cosmeticos S.A. – Argentina (a)	3,630	4,022
Natura Cosmeticos S.A. – Perú (a)	465	501
Natura Cosmeticos S.A – Colombia (a)	327	353
The Body Shop International (a) [e] (b)	-	9,656
Aesop Holdings Ltd. (UK) (a) [e] (b)	-	2,652
Indústria e Comércio de Cosmeticos Natura Ltda. (a)	96	-
Natura &Co Luxembourg Holdings S.A.R.L. (c)	1,550	1,552
Natura &Co Holding S.A.	38	-
Total current assets	150,815	66,329
Current liability:
Natura Cosmeticos S.A. (b)	52,543	1,472
Indústria e Comércio de Cosmeticos Natura Ltda. (a)	605	404
Natura Comercial (a)	14	-
Avon Products, Inc. (a) [e] (b)	117,278	50,120
The Body Shop International (a) [e] (b)	-	11,463
Natura &Co Luxembourg S.a.r.L(d)	162,676	-
Aesop Holdings Ltd. (UK)	-	1,117
Total current liabilities	333,116	64,576
a)	Refers to the allocation of expenses related to the purchase options and restricted shares plans.
b)	Refers to the transfer of shared expenses.
c)	Refers to reimbursement of expenses for issuing bonds.
d)	Refers to the loan carried out between the companies.

32.2 Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund, As of December 31, 2023, the balance is R$6,994 (R$6,805 as of December 31, 2022).

On June 5, 2012, an agreement was signed between Indústria e Comércio de Cosmeticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and rental of a goods processing, storage, and distribution center (HUB), in Itupeva, São Paulo. In 2019, Bres Itupeva assigned its credits to BRC Securitizadora S/A to whom the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of Natura &Co Holding S.A. controlling group, indirectly control Bres Itupeva. The amount involved in the transaction is recorded under the heading “Right to Use – Buildings”, the balance in the year ended December 31, 2023 was R$52,742 (R$63,665 under the heading “Buildings” of Fixed Assets, on December 31, 2022) and in the year ended December 31, 2023, the amount paid as rent was R$16,549 (R$15,680 in the year ended December 31, 2022).

84

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosmeticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group of Natura &Co Holding S.A., Company's parent company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$47,445 and in the year ended December 31, 2022, the total amount paid as rent was R$8,786 (there was no disbursement during the year ended December 31, 2022).

On May 12, 2021, a transaction was entered between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of Natura &Co Holding S.A. and shareholders members of the controlling group of Natura &Co Holding S.A). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$3,634 (R$4,996 in the year ended December 31, 2022) and in the year ended December 31, 2023, the total amount paid as rent was R$2,258 (R$2,152 in the year ended December 31, 2022).

In the year ended December 31, 2023, the Company and its subsidiaries transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$49,800 (R$55,000 on December 31, 2022).

The Company has a policy for transactions with related parties, in addition to an internal control structure to support the identification, monitoring and approvals of transactions between related parties.

32.3        Key management personnel compensation

The total compensation of the Company's key Management personnel is as follows:

	2023			2022
	Compensation			Compensation
			Total			Total
	Fixed	Variable		Fixed	Variable
Board of Directors	8,212	11,660	19,872	13,252	146,603	159,855
Executive Directors	27,991	200,529	228,520	34,403	50,423	84,826
	36,203	212,189	248,392	47,655	197,026	244,681

The totals in the table above include the employer's social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts in the variable category for the twelve-month period ended December 31, 2023 include termination benefits for certain key management employees, related to the review process of the Company's corporate structure. Additionally, the share-based expense shown in the variable category includes the expense accelerations/reversals that were necessary to reflect the number of shares that dropouts are entitled to keep.

85

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
33.     COMMITMENTS

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations. In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	Consolidated
	2023	2022
Less than one year	273,548	614,075
One to five years	486,961	659,626
Above five years	799	49,331
Total	761,308	1,323,032
34.     INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of December 31, 2023 and 2022, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2023	2022
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	4,694,455	4,924,868
Vehicles	Fire, theft and collision for the vehicles insured by the Company	24,907	221,523
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	-	2,056,000
Transport	Damages to products in transit	81,328	97,308
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	886,720	1,991,888
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000
86

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
35.     ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOW

The following table presents additional information on transactions related to the cash flow statement:

	Parent		Consolidated
	2023	2022	2023	2022
Non-cash items
Hedge accounting, net of tax effects	-	89	494,698	(520,444)
Dividends declared and not yet paid	294,231	-	294,231	-
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	27,900	28,472
Application of judicial deposits in the settlement of legal proceedings	-	-	-	121,025
36.     DISCONTINUED OPERATIONS

36.1    Sale of the previously subsidiary Aesop

On August 30, 2023, the Company concluded the sale of the previously subsidiary Aesop to L’Oreal for a total consideration of R$12,429,175, after obtaining all relevant regulatory approvals. The total gain earned on the write-off of the subsidiary's assets and liabilities and recognized as discontinued operations net of income tax and social contribution was R$7,377,768, which includes the reclassification of balance sheet conversion gains accumulated and recognized in other comprehensive results of R$115,168.

In addition to the gain obtained with the derecognition of assets and liabilities, certain incremental costs involving legal advisors and bank fees in the transaction were incurred and classified as part of discontinued operations.

36.2.   Sale of previously subsidiary The Body Shop

On December 29, 2023, the Company concluded the sale of the previous subsidiary, The Body Shop, to Aurelius Investment Advisory Limited. The final consideration includes the payment of two fixed installments, one at the closing and another in 2028, with a total undiscounted value of £80,000. Additionally, there are two variable installments (contingent consideration) to be paid in 2025 and 2026, contingent on the subsequent performance of the sold operation (with measurement varying up to the limit of £90,000, undiscounted).

Based on the information available as of December 31, 2023, no indications were identified that the metrics for receiving the variable consideration would not be met.

The total loss incurred in the derecognition of assets and liabilities of the subsidiary, recognized as discontinued operations, net of income tax and social contribution, amounted to R$1,081,340. This includes the reclassification of balance sheet conversion gains accumulated and recognized in other comprehensive income of R$1,622,436 and the impairment loss upon reclassification of the respective operations to assets held for sale, amounting to R$4,007,744. The summary detailing the determination of the loss upon classification as assets held for sale and the subsequent fair value movements are presented below:

2023
Fair value of the previously subsidiary The Body Shop (a)	826,560
Incremental transaction costs on sale	(64,288)
Fair value less selling costs	762,272

Net assets of the previously subsidiary The Body Shop (b)	(4,770,016)
Impairment loss	(4,007,744)

Balance after recognition of loss due to impairment	762,272

Adjustments to the fair value of assets held for sale	91,824

Balances on the date of derecognition	854,096
87

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
(a)	It reflects the best estimate of the fair value of the operations on the date the criteria for classification as assets held for sale were met, on October 31, 2023. These estimates reflect the consideration agreed upon with the buyer, presented in the table below, reflecting the translation rate from British pounds to Brazilian real on that date.
(b)	It reflects the accounting balances of the operation reclassified to non-current assets held for sale on the date when the aforementioned criteria were met, on October 31, 2023.

In addition to the loss obtained with the derecognition of assets and liabilities, certain incremental costs involving legal advisors and bank fees in the transaction were incurred and classified as part of discontinued operations.

36.3.    Breakdown of discontinued operations

 The breakdown of results presented in discontinued operations in the income statement for the years is presented below:

	2023	2022
Consideration received for the sale to the previously controlled Aesop	12,429,175	-
Net assets of the previously controlled Aesop, derecognized	(1,140,751)	-
Conversion gains rolled into other comprehensive income	115,168	-
Incremental transaction costs on sale	(289,686)	-
Income tax and social contribution	(3,736,138)	-
Net gain on the sale of the previously controlled Aesop	7,377,768	-

Fair value of the consideration receivable from the sale of the previously subsidiary The Body Shop		-
Fixed amount receivable upon completion	22,915	-
Fixed amount receivable in 2028	320,153	-
Contingent consideration	486,429	-
Total fair value of the consideration	829,497	-

Impairment loss	(4,007,744)	-
Assets derecognized	(762,272)	-
Adjustments to the fair value of assets	(91,824)	-
Conversion gains rolled into other comprehensive income	1,622,436	-
Incremental transaction costs on sale	(64,288)	-
Income tax and social contribution	1,392,855	-
Net loss on the sale of the previously controlled The Body Shop	(1,081,340)	-

Net gain on the sale of subsidiaries	6,296,428	-

Loss before taxes from discontinued operations	(867,308)	(570,444)
Income tax and social contribution	127,337	(27,211)
Loss from discontinued operations	(739,971)	(597,655)

Total discontinued operations	5,556,457	(597,655)
88

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

  The results in discontinued operations, which includes the operational results of the former controlled subsidiaries Aesop and The Body Shop for the years ended on December 31, 2023 and 2022 are presented below:

	2023	2022
Net revenue	5,578,990	7,125,967
Cost of sales	(1,137,127)	(1,384,258)
Gross profit	4,441,863	5,741,709

Operating (expenses) income	(5,185,983)	(6,196,273)
Selling, marketing, and logistics expenses	(3,139,196)	(3,996,851)
Administrative, R&D, IT and projects expenses	(1,432,107)	(1,688,874)
Other operating income (expenses), net (a)	(614,680)	(510,548)

Operating loss before financial result	(744,120)	(454,564)

Financial results	(123,187)	(115,880)

Loss before income tax and social contribution	(867,307)	(570,444)
Income tax and social contribution	127,337	(27,211)

Loss for the year	(739,970)	(597,655)

a)	In addition to the results of the former subsidiaries Aesop and The Body Shop, the amount includes R$428,684 (R$380,416 in 2023) related to costs and expenses associated with Avon's discontinued operation in North America, which was sold prior to the Company's acquisition of Avon. The Company presents these effects as part of its discontinued operations since Avon's discontinued operations are consolidated in its financial statements.
89

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The net cash flows incurred by the discontinued operations are:

	2023	2022

Operational activities	(5,992,000)	1,185,485
Investment activities	12,287,226	(336,953)
Financing activities	(584,118)	(1,123,031)
Net cash generated (consumed)	5,711,108	(274,499)
37.     SUBSEQUENTS EVENTS

37.1               Announcement of former subsidiary The Body Shop entering administration in the UK

During January 2024, information became public that under the guidance of its new controllers, the former subsidiary The Body Shop filed for administration in the United Kingdom, covering operations in that country in the request. Receipt of this information led the Company's management to assess whether such event subsequent to the balance sheet date would affect the financial statements. The main receivables potentially impacted and management's considerations are included below:

a)      Receivable arising from the sale or former subsidiary The Body Shop

As disclosed on footnote 5.5, the Company has accounts receivable due in 2025 and 2026 conditioned on the achievement of certain performance targets by the former subsidiary The Body Shop in each of the respective previous fiscal years. Based on management's analysis and information available as of December 31, 2023, there were no indications or other evidence as of that date that the performance targets associated with such accounts receivable would not be achieved.

Similarly, the Company has also not identified indications that credit risk of the counterparty (the acquirer, Aurelius Group) for that receivable and also for the fixed consideration disclosed in footnote 36.2 would have increased significantly to a point that would require the recognition of expected credit losses as of December 31st, 2023.

Management continues to monitor the evolution of the operations of the former subsidiary The Body Shop to assess whether they affect the fair value of the receivable and give rise to accounting adjustments in the financial statements of future periods.

b)      Operational receivables held by Avon from The Body Shop

On December 31, 2023, subsidiary Avon had receivables from the former subsidiary The Body Shop arising from the manufacture of products in the total amount of R$56,982. The Company is currently evaluating the potential impacts on the future operating prospects of the former subsidiary The Body Shop to determine whether there is a significant increase in credit risk that may require the recognition of losses on the recoverability of these receivables.

37.2               Announcement of former subsidiary The Body Shop entering administration in the UK

On March 11, 2024, the Company's Board of Directors approved the distribution of dividends in the total amount of R$979,176, corresponding to the estimated value of R$0.709217 per share, excluding treasury shares. Such dividends include the minimum mandatory dividends of R$293,986, corresponding to 30% of the adjusted net profit for the year (see note no. 24), which is expect to be paid by April 19, 2024.

90